NINE MONTHS ENDED SEPTEMBER 30, 2004 OPERATING
AND FINANCIAL REVIEW AND PROSPECTS & UNAUDITED
INTERIM FINANCIAL STATEMENTS AT SEPTEMBER 30, 2004
(UNAUDITED, FRENCH GAAP BASIS)

Unaudited, French GAAP Basis

TABLE OF CONTENTS

A- NINE MONTHS YEAR-TO-DATE OPERATING AND FINANCIAL REVIEW AND PROSPECTS (UNAUDITED)	3
1. 2004 SIGNIFICANT EVENTS	3
2. NINE MONTHS YEAR-TO-DATE RESULTS	7
3. LIQUIDITY UPDATE	18
4. UPDATE RELATED TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (« IFRS ») PROJECT – 2005	28
5. FORWARD LOOKING STATEMENTS	30
B- APPENDIX TO THE NINE MONTHS YEAR-TO-DATE OPERATING AND FINANCIAL REVIEW AND PROSPECTS	31
C- CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2004 (FRENCH GAAP, UNAUDITED)	36
CONSOLIDATED STATEMENT OF FINANCIAL POSITION	36
CONSOLIDATED STATEMENT OF INCOME	37
CONSOLIDATED STATEMENT OF CASH FLOWS	38
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY	39
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES	40
NOTE 2. NBC-UNIVERSAL TRANSACTION	41
NOTE 3. GOODWILL	45
NOTE 4. SHAREHOLDERS’ EQUITY	46
NOTE 5. MINORITY INTERESTS	46
NOTE 6. OTHER EQUITY: NOTES MANDATORILY REDEEMABLE IN NEW SHARES OF VIVENDI UNIVERSAL	47
NOTE 7. FINANCIAL NET DEBT	47
NOTE 8. OTHER FINANCIAL EXPENSES, NET OF PROVISIONS	50
NOTE 9. GAIN (LOSS) ON BUSINESSES SOLD, NET OF PROVISIONS, AND OTHER	51
NOTE 10. INCOME TAXES	51
NOTE 11. CONSOLIDATED STATEMENT OF CASH FLOWS	53
NOTE 12. BUSINESS SEGMENT DATA	54
NOTE 13. COMMITMENTS, CONTINGENCIES AND LITIGATION	57

This English language translation of the nine months year-to-date operating and financial review and prospects and of the consolidated financial statements prepared in French has been provided solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist.

Vivendi Universal, its representatives and employees decline all responsibility in this regard.

Unaudited, French GAAP Basis

A- NINE MONTHS YEAR-TO-DATE OPERATING AND FINANCIAL REVIEW AND PROSPECTS (UNAUDITED)

Preliminary note:
Vivendi Universal considers the following non-GAAP measures to be important indicators of Vivendi Universal’s operating or financial performance:

•	Adjusted net income (loss)
•	Revenues and operating income on a pro forma or a comparable basis
•	Consolidated and proportionate cash flow from operations
•	Financial net debt

These measures are each defined in the appropriate section of this document. They should be considered in addition to, not as a substitute for, other measures reported in accordance with generally accepted accounting principles used to report the performance of Vivendi Universal. Moreover it should be noted that these indicators as determined by Vivendi Universal may be defined and calculated differently by other companies, thereby affecting comparability.

1. 2004 SIGNIFICANT EVENTS

1.1.	Changes in scope completed year-to-date

1.1.1.	Combination of VUE and NBC forming NBC Universal (“NBC-Universal transaction”)[1]

On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement2 for the combination of the respective businesses of National Broadcasting Company, Inc. (NBC) and Vivendi Universal Entertainment LLLP (VUE). This transaction was completed on May 11, 2004. The new company, called NBC Universal, is 80% owned by GE, with 20% held by Vivendi Universal (through its subsidiary, Universal Studios Holding Corp.) as presented in the following organizational chart:

(*) Before the closing of the NBC-Universal transaction, Vivendi Universal exercised its call option on Barry Diller’s 1.5% stake in VUE for $275 million.

NBC Universal’s assets mainly include: the NBC Television Network, Universal Pictures studios, television production studios (NBC Studios and Universal Television), a portfolio of cable networks, 14 NBC local stations, Spanish-language TV broadcaster Telemundo and its 15 Telemundo local stations, and interests in five theme parks. On a pro forma basis, in 2003, NBC Universal had revenues of more than $13 billion and EBITDA of approximately $3 billion.

As part of the NBC-Universal transaction, GE paid at closing $3,650 million (€3,073 million) of cash consideration to Universal Studios Holding Corp. In addition, thanks to this transaction Vivendi Universal was able to reduce its consolidated gross debt by approximately $3.5 billion (€3.0 billion) and its financial net debt by approximately $6.3 billion (€5.3 billion), after cash adjustments (please refer to section 3.3. “Cash flows”). Beginning in 2006, Vivendi Universal will have the option to begin monetizing its ownership interest in NBC Universal at fair market value. Vivendi Universal initially holds three out of 15 seats on the board of directors of NBC Universal.

[1]	A description of the transaction is also presented in note 2 “NBC-Universal transaction” to the Consolidated Financial Statements.

[2]	Main shareholder agreements entered into with GE relating to the NBC-Universal transaction are available at http://finance.vivendiuniversal.com.

Unaudited, French GAAP Basis

Under the terms of the NBC-Universal transaction, Vivendi Universal (i) was responsible for the cost of the defeasance of covenants of the VUE Class A preferred interests (€657 million, i.e. €607 million after minority interests), (ii) is responsible for the net costs of the dividends of 3.6% per annum on the VUE Class B preferred interests (€298 million, i.e. €275 million after minority interests) and (iii) will receive from NBC Universal (NBCU), when certain put/call rights relating to the VUE Class B preferred interests are exercised, the potential after tax economic benefit related to the divestiture of the 56.6 million shares of InterActiveCorp stock transferred to NBCU as part of the NBC-Universal transaction (above $40.82 per share). The closing of the transaction was subject to the defeasance of certain covenants, implemented in accordance with the terms of the VUE Partnership Agreement. This defeasance occurred on May 11, 2004, immediately prior to the closing of the NBC-Universal transaction. Please refer to note 2 “NBC-Universal transaction” to the Consolidated Financial Statements.

Under the terms of the NBC-Universal transaction, Vivendi Universal pledged a portion of its NBC Universal stock (approximately $1 billion) to secure its obligations with respect to the defeasance of covenants of the VUE Class A preferred interests. In addition, so long as Vivendi Universal holds 3% of the capital stock of NBC Universal, GE will receive an additional non-pro-rata dividend from NBC Universal in order to make GE whole for the after-tax cost of 94.56% of the 3.6% per annum cash coupon on VUE Class B preferred interests. Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, retained businesses and liabilities, the divestiture of certain businesses and other matters customary for a transaction of this type3.

As part of the agreements with GE, Vivendi Universal is entitled to sell its stake in NBC Universal under mechanisms providing for exit conditions at fair market value. As a result, Vivendi Universal will be able to sell its shares on the market beginning in 2006, up to $3 billion guaranteed in 2006 and up to $4 billion guaranteed each year starting in 2007. GE will have the right to pre-empt any of Vivendi Universal’s sale to the market. Under certain circumstances, if Vivendi Universal does exercise its right to sell its shares on the market and if GE does not exercise its pre-emption right, Vivendi Universal will be able to exercise a put option to GE. Lastly, for a 12-month period commencing on the fifth anniversary of the closing of the NBC-Universal transaction, GE will have the right to call either (i) all of Vivendi Universal’s NBC Universal shares or (ii) $4 billion of Vivendi Universal’s NBC Universal shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal transaction. If GE calls $4 billion, but not all, of Vivendi Universal’s NBC Universal shares, GE must call the remaining NBC Universal shares held by Vivendi Universal by the end of the 12-month period commencing on the sixth anniversary of the closing of the NBC-Universal transaction (May 11, 2004).

In addition to the exit rights described above, as part of the agreements with GE, Vivendi Universal has certain veto, board designation, information and consent rights in NBCU. Those rights that Vivendi Universal has in NBCU might terminate, under certain circumstances, upon a change in control of Vivendi Universal.

     For the first nine months of 2004, the NBC-Universal transaction resulted in a €1,739 million capital loss, which can be analyzed as follows:

     • a capital gain in dollars of 718 million, before a $290 million tax impact, resulting in an after tax profit of $428 million (€366 million). Indeed, the carrying value in dollars of disposed assets did not exceed their transaction value in dollars;

     • a -€2,105 million foreign currency translation adjustment (with no impact on cash position and on shareholders’ equity), as Vivendi Universal reclassified to net income 80% of a cumulative foreign currency translation adjustment related to VUE (previously recorded as a reduction of shareholders’ equity and resulting from the depreciation of the dollar versus the euro since VUE’s acquisition date).

[3]	Please refer to Note 13 “Commitments and Contingencies” to the unaudited consolidated financial statements of Vivendi Universal, included in the half year report ended June 30, 2004 filed with the S.E.C. on a Form 6-K on September 16, 2004 and reported in the update of the 2003 “Document de Référence” filed with the A.M.F. on October 11, 2004.

Unaudited, French GAAP Basis

1.1.2.	Canal+ Group

Sportfive: In March 2004, RTL Group and Canal+ Group signed an agreement with Advent International for the divestiture of their interests in Sportfive. Beforehand, Canal+ Group and RTL Group acquired on March 31, 2004, Jean Claude Darmon’s approximate 4.9% stake in Sportfive for a total of €60 million (including a price adjustment of €5 million). The sale to Advent International of the 48.85% stake in Sportfive held by Canal+ Group, for which the group received €274 million in cash, was completed on June 25, 2004. This divestiture generated a gain of €39 million (including a €15 million provision reversal).

“Flux-divertissement” business of StudioExpand: In June 2004, Canal+ Group completed the divestiture of all the companies in the “flux-divertissement” division of its television production subsidiary, StudioExpand, for a total amount of €26 million. This company is mainly comprised of Adventure Line Productions, CALT, KM, Productions DMD and Starling. These divestitures generated a gain of €15 million.

Finalization of the divestiture of Canal+ Benelux: In August 2004, Canal+ Nederland was sold to a consortium of two Dutch investment companies, Greenfield Capital Partners and Airbridge Investments for €0.2 million. In addition, the deconsolidation of the cash held by this company had a €17 million unfavorable impact on financial net debt. This divestiture generated a loss of €3 million (net of a €13 million provision accrual).

1.1.3.	Maroc Telecom: full consolidation of Mauritel since July 1, 2004

Maroc Telecom has a 51% voting interest and a 40.8% ownership interest in Mauritel S.A., which was acquired in April 2001. This company, incumbent telecommunications operator in Mauritania, operates in both a fixed-line network and a mobile phone license through a wholly-owned subsidiary. In connection with this acquisition, the Islamic Republic of Mauritania and Maroc Telecom entered into a shareholders’ agreement which provided for, among others, the grant to Mauritanian Government of veto rights relating to significant transactions. Since these veto rights matured on June 30, 2004, Maroc Telecom is now able to exercise an exclusive control over Mauritel. As a result, this subsidiary, previously accounted for using the equity method, has been fully consolidated since July 1, 2004. For the third quarter of 2004, Mauritel generated revenues and operating income of €16 million and €5 million respectively.

1.1.4.	Vivendi Telecom International

Kencell: In May 2004, Vivendi Universal sold its 60% stake in Kencell, Kenya’s No. 2 mobile phone operator, for a cash amount of $230 million (€190 million). The stake has been sold to Sameer Group, the shareholder that owned the other 40% of Kencell, Sameer Group having exercised its pre-emptive right. This divestiture generated a gain of €38 million (net of a €7 million provision accrual).

Monaco Telecom: In June 2004, Vivendi Universal sold to Cable and Wireless its 55% stake in Monaco Telecom for a total consideration of €169 million in cash (including a €7 million dividend distribution). This divestiture generated a gain of €21 million (net of a €5 million provision accrual).

1.1.5.	Finalization of the total withdrawal from publishing operations: divestiture of Brazilian publishing operations

In February 2004, Vivendi Universal divested its interest in Atica & Scipione, publishing operations in Brazil, for a total consideration of €41 million. This divestiture generated a loss of €8 million.

1.1.6.	Divestiture of Babelsberg Studios in Germany

In September 2004, Vivendi Universal sold the Babelsberg Studios in Potsdam, Germany to a group of German investors for the symbolic amount of one euro. Vivendi Universal is refunding €18 million of debt to its former subsidiaries, spread out until September 1, 2005. This divestiture generated a gain of €5 million (including a €35 million provision reversal).

1.1.7.	Divestiture of United Cinema International (UCI) Japan

In August 2004, UCI Group, out of which Vivendi Universal and Viacom each owned 50% at that date, divested its 50% stake in UCI Japan to Sumitomo Corporation for a total amount of €46 million (i.e. €23 million each).

Unaudited, French GAAP Basis

1.2.	Optimization of the tax structure: the French Consolidated Income Tax Regime

On December 23, 2003, Vivendi Universal applied to the Ministry of Finance for permission to use the Consolidated Global Profit Tax System under Article 209 quinquies of the French tax code. This request has been granted to Vivendi Universal through an order dated on August 22, 2004, and notified on August 23, 2004, for a five-year period beginning with the taxable year 2004, which could be extended. Vivendi Universal is thus entitled to consolidate its own profits and losses (including its tax loss carry forwards as of December 31, 2003) with the profits and losses of its subsidiaries operating within and outside France. Subsidiaries in which Vivendi Universal owns at least 50% of the outstanding shares, as well as Canal+ S.A., are part of this consolidation, and would include, but not be limited to Universal Music Group, Vivendi Universal Games, CanalSatellite, SFR etc.

By consolidating all its majority shareholdings under this system, Vivendi Universal is expected to rationalize its organizational structure and to assist its growth both in France and other countries by maximizing the value of its assets in the interest of its shareholders.

French finance legislation for 2004 providing for unlimited carry forward of existing ordinary losses at December 31, 2003, the combining of this arrangement with Vivendi Universal’s permission to use the Consolidated Global Profit Tax System enables Vivendi Universal to maintain its capacity to maximize the value of its ordinary losses carried forward.

In the absolute, since Vivendi Universal S.A. reports as a company ordinary losses of €11.3 billion (as of December 31, 2003), Vivendi Universal would be able to make a maximum tax saving of approximately €3.8 billion (undiscounted value), at current corporate tax rate (excluding additional contributions) at the end of the period allotted for the use of its losses. Nonetheless, the period allotted for the use of the losses can not be determined precisely enough given the hazard associated with any economic activity. As a result, in accordance with the Recommendation 99.R.01 of the “Conseil National de la Comptabilité”, for the closing of its accounts as of September 30, 2004, Vivendi Universal recognized in its estimation of the effective annual tax rate, the expected tax savings from the current year and the following one (on the basis of its 2005 forecast). As a reminder with respect of this specific item, the calculation of the taxes for the period is calculated on the basis of the estimated, effective, annual tax rate applied to the pre-tax results of the period, adjusted, if necessary, for any items subjected to a lower tax rate. Nonetheless, by convention and in the expectation of the submission of Vivendi Universal’s first consolidated fiscal income in 2005, the tax expense generated over the current period mainly results from the recognition of the profit generated by the French subsidiaries included in the scope of consolidation.

As of September 30, 2004, the impact on the effective annual tax rate of the recognition of the effects of this agreement corresponds to a tax saving of €750 million. In full year 2004 financial statements, this agreement should lead to a one billion tax saving out of which approximately 50% will be recognized as a deferred tax asset for the tax saving expected in 2005.

1.3.	Other transactions

1.3.1.	Universal Music Group: divestiture of its stake in VIVA Media

In August 2004, UMG sold its stake of approximately 15% in VIVA Media to Viacom for a total consideration of €47 million. This divestiture generated a gain of €26 million.

1.3.2.	Divestiture of two Philip Morris towers

In June 2004, the divestiture of the Cèdre (27,000 m2) and the Egée (55,000 m2) towers located at La Défense, Paris, allowed the reduction of Vivendi Universal off balance sheet commitments related to the long term leases signed with Philip Morris in 1996 for €270 million.

In addition, the reimbursement of the different participating loans and/or guarantees granted by Vivendi Universal, led to a net cash inflow of €84 million.

1.4.	Events occurred after September 30, 2004

1.4.1.	Divestiture of Vivendi Universal Games’ educational software business:

In October 2004, Vivendi Universal Games sold its educational software business to Knowledge Holdings, a company formed by Azure Capital Partners and Telesoft Partners, for approximately €15 million. VUG will keep on distributing these softwares.

Unaudited, French GAAP Basis

1.4.2.	Divestiture of United Cinema International (UCI) Cinemas

In October 2004, Vivendi Universal and Viacom sold their respective stake of 50% in European operations of the UCI Cinemas group to Terra Firma for approximately €270 million debt and cash free.

2. NINE MONTHS YEAR-TO-DATE RESULTS

2.1.	Consolidated statement of income

			Nine months ended September 30,
(In millions of euros, except per share amounts)			2004		2003

Revenues			€	16,094	€	18,267
Operating income			€	2,684	€	2,573
Financing expense				(389)		(531)
Other financial expenses, net of provisions	(a	)		(426)		(339)

Financing and other expenses, net			€	(815)	€	(870)

Income before gain (loss) on businesses sold, net of provisions, and other, income taxes, equity interest, goodwill amortization and minority interests			€	1,869	€	1,703
Gain (loss) on businesses sold, net of provisions, and other	(b	)		(1,657)		481
Income tax expense	(c	)		(244)		(845)

Income (loss) before equity interest, goodwill amortization and minority interests			€	(32)	€	1,339
Equity in (losses) earnings of unconsolidated companies	(d	)		187		(87)
Equity loss in Veolia Environnement impairment	(e	)		—		(190)
Goodwill amortization				(412)		(625)
Impairment losses				(19)		(161)

Income (loss) before minority interests			€	(276)	€	276
Minority interests				(806)		(777)

Net loss			€	(1,082)	€	(501)

Loss per basic share			€	(1.01)	€	(0.47)

Weighted average common shares outstanding (in millions)	(f	)		1,071.9		1,070.8

(a)	In 2004, includes the cost related to the redemption of High Yield Notes (-€303 million).

(b)	In 2004, mainly includes the after tax loss on the divestiture of 80% of Vivendi Universal’s interests in Vivendi Universal Entertainment for -€1,739 million net of a -€2,105 million foreign currency translation adjustment (with no impact on cash position and on shareholders’ equity) (please refer to note 2 “NBC-Universal transaction” to the Consolidated Financial Statements) as well as gain on the divestiture of other entities, net of provisions (+€181 million).

(c)	In 2004, following its admission to the French Consolidated Income Tax Regime as of January 1, 2004, Vivendi Universal has recorded a tax saving of €750 million. Please refer to the above section 1.2 “Optimization of the tax structure: the French Consolidated Income Tax Regime” and to note 10 “Income taxes” to the Consolidated Financial Statements.

(d)	In 2004, includes the equity in NBC Universal’s earnings since May 12, 2004, i.e. €57 million. In 2003, includes the equity in earnings of the Consumer Press Division, which was sold in February 2003.

(e)	Corresponds to Vivendi Universal’s 20.4% interest in Veolia Environnement’s impairment of goodwill and other intangible assets (i.e. €440 million), after a notional impairment of goodwill initially recorded as a reduction of shareholders’ equity of €250 million, as prescribed by French GAAP.

(f)	Excluding treasury shares recorded as a reduction of shareholders’ equity (that is 3,166 shares as at September 30, 2004). The weighted average common shares outstanding including the potential dilution effect of outstanding convertible bonds and stock options represented approximately 1,215.6 million common shares as at September 30, 2004. The financial instruments with potential dilution effect that were in the money at that date represented approximately 105.1 million common shares out of 143.7 million common shares to be potentially issued.

Unaudited, French GAAP Basis

2.2.	Adjusted net income

Vivendi Universal considers adjusted net income (loss), a non-GAAP measure, to be an important indicator of the company’s operating or financial performances. Vivendi Universal management focuses on adjusted net income (loss) as it better illustrates performances of continuing operations excluding most of the non-recurring items.

For the first nine months of 2004, the adjusted net income increased by €861 million to achieve €1,053 million, versus €192 million for the same period last year. This increase was mainly the result of operating income improvement (€2,684 million for the first nine months of 2004 versus €2,573 million for the first nine months of 2003, representing an increase of 4% despite the divestiture of VUE on May 11, 2004 or 25% on a comparable basis4 at constant currency), the decrease of financing expense (€389 million for the first nine months of 2004 versus €531 million for the first nine months of 2003), the improvement of foreign exchange result (a gain of €1 million versus a loss of €193 million for the first nine months of 2003), the increase of equity in earnings of unconsolidated companies (+€187 million for the first nine months of 2004 versus -€87 million for the same period last year) and finally the impact, over the current period, of the effect of the permission to use the French Consolidated Income Tax Regime on the group’s effective tax rate (€362 million for the first nine months of 2004).

     Reconciliation of net loss to adjusted net income:

			Nine months ended September 30,
(In millions of euros)			2004		2003		Change
Net loss	(a	)	€	(1,082)	€	(501)	(581)
Adjustments
Financial provisions and amortization of deferred financial charges	(b	)		132		(407)	539
Realized losses, net of financial provisions taken previously	(b	)		5		469	(464)
Other non-operating, non-recurring items	(b	)(c)		303		145	158

Sub total impact on other financial expenses, net of provisions	(b	)	€	440	€	207	233
Loss (gain) on businesses sold, net of provisions, and other	(a	)		1,657		(481)	2,138
Equity loss in Veolia Environnement impairment	(a	)		—		190	(190)
Goodwill amortization	(a	)		412		625	(213)
Impairment losses	(a	)		19		161	(142)
Income tax expense	(d	)		(366)		47	(413)
Minority interests on adjustments				(27)		(56)	29

Adjusted net income			€	1,053	€	192	861

(a)	As reported in the consolidated statement of income.

(b)	This table presents the detailed impact of adjustments on other financial expenses, net of provisions:

	Nine months ended September 30, 2004
	Financial
	provisions and		Other non-
	amortization of	Realized	operating, non-	Net impact
	deferred financial	losses	recurring items
(In millions of euros)	charges
Provision on SNCF put option on Cegetel S.A.S.	(35)	—	—		(35)
Mark-to-market of DuPont shares	(42)	—	—		(42)
Amortization of deferred financial charges	(66)	—	—		(66)
Cost related to the redemption of High Yield Notes	—	—	(303)		(303)
Other	11	(5)	—		6

Total	€ (132)	€ (5)	€ (303)	€	(440)

4	Comparable basis essentially illustrates the effect of the divestiture of VUE, of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux, etc...), VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Développement at SFR Cegetel Group and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

Unaudited, French GAAP Basis

(c)	In 2004, includes the cost related to the redemption of High Yield Notes for -€303 million. In 2003, includes the losses related to the settlement of put options on treasury shares (-€104 million) and the fees related to the implementation of the group’s refinancing plan
(- €41 million).

(d)	Includes the neutralization of the deferred tax asset induced by the expected tax saving for 2005 fiscal year (i.e. €388 million), recognized as a result of Vivendi Universal’s permission to use the Consolidated Global Profit Tax System as of January 1, 2004. Indeed, only tax savings on 2004 fiscal year (i.e. €362 million) are included in the adjusted net income.

2.3.	Comparison of the first nine months of 2004 versus the first nine months of 2003

Revenues
 Vivendi Universal’s consolidated revenues for the first nine months of 2004 amounted to €16,094 million compared with €18,267 million for the first nine months of 2003.

On a comparable basis5 at constant currency, 2004 first nine-month revenues increased by 7%, compared to 2003 first nine months. This good performance was achieved through the return to revenues growth at Universal Music Group and Canal+ Group and the continued revenue growth of SFR Cegetel Group and Maroc Telecom, despite the revenues decrease at Vivendi Universal Games.
For an analysis of the revenues by business segment, please refer to section 2.6. “Comments on revenues and operating income for Vivendi Universal’s businesses”.

Operating income
 Vivendi Universal’s consolidated operating income for the first nine months of 2004 amounted to €2,684 million compared with €2,573 million for the first nine months of 2003.

On a comparable basis at constant currency, operating income increased by 25%. This performance was mainly achieved through the significant improvement of Canal+ Group operating income, the positive operating income at Universal Music Group and the continued operating income growth at SFR Cegetel Group and Maroc Telecom, despite higher operating loss recorded by VUG.
For an analysis of the operating income by business segment, please refer to section 2.6. “Comments on revenues and operating income for Vivendi Universal’s businesses”.

Financing expense
 The financial net debt of the company amounted to €5.5 billion as of September 30, 2004, compared to €11.6 billion as of December 31, 2003.

For the first nine months of 2004, financing expense amounted to €389 million compared with €531 million for the same period in 2003. Over the same periods, average gross debt (calculated on a daily basis) decreased to €9.9 billion from €17.2 billion mainly resulting from the deconsolidation of €3.6 billion of debt borne by VUE and sold to NBC Universal, and from the cash received as part of this transaction (approximately €3 billion after cash payment to minority interests and other fees).
The cost of average gross debt was 5.05% for the first nine months of 2004, versus 4.69% for the first nine months of 2003, because of the issuance of €1.35 billion High Yield Notes (with an interest rate of 6.25%) in July 2003.
However, for the first nine months of 2004, the cost of the average gross debt was lower than the one of the first half of 2004 (5.26%) as a result of the significant decrease of the cost of average gross debt over the third quarter (4.34% versus 5.26% for the third quarter of 2003) due to the combined effect of the reimbursement of 80% of the High Yield Notes in June 2004 (funded by the cash received from the NBC-Universal transaction) and the new credit facilities obtained under better conditions, in particular since Vivendi Universal’s credit rating has been upgraded to “Investment Grade” by Fitch (BBB- on May 12, 2004) and Standard & Poor’s (BBB- on June 1, 2004). Furthermore, on October 22, 2004, Moody’s raised Vivendi Universal’s long term unsecured debt rating from Ba1 to Baa3. Please refer to section 3 “Liquidity Update”.

Other financial expenses, net of provisions
 For the first nine months of 2004, other financial expenses, net of provisions, amounted to €426 million compared to €339 million for the first nine months of 2003. In 2004, they were mainly comprised of the gain related to the divestiture of VIVA Media shares (+€26 million), the cost related to the redemption of the High Yield Notes (-€303 million including premium paid to bondholders for €259 million and accelerated amortization of residual issuance fees for €37 million), accruals of amortization of deferred financial charges (-€66 million) and of financial provisions (-€66 million). The latest were mostly comprised of provision accruals resulting from SNCF put option on Cegetel S.A.S.
(-€35 million recorded in addition to the provision accounted for on December 31, 2003 for €85 million), and from the mark-to-market of DuPont shares (-€42 million).

5 Comparable basis essentially illustrates the effect of the divestiture of VUE, of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux, etc...), VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Développement at SFR Cegetel Group and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

Unaudited, French GAAP Basis

For the first nine months of 2003, other financial expenses, net of provisions were principally comprised of the gain on the sales of InterActiveCorp warrants (+€125 million), the positive impact of the termination of the LineInvest total return swap related to the sale of AOL Europe shares (+€97 million), the mark-to-market of interest rate swaps and of various investments (-€57 million and -€73 million, respectively), the amortization of deferred financial charges on bond issuances, facilities and others (-€180 million) and foreign exchange losses (-€193 million).

Gain (loss) on businesses sold, net of provisions, and other

For the first nine months of 2004, loss on businesses sold, net of provisions, and other amounted to €1,657 million. It mainly included:
•	The capital loss of €1,739 related to the divestiture of 80% of Vivendi Universal’s interests in VUE, finalized on May 11, 2004 (please refer to note 2 to the Consolidated Financial Statements “NBC-Universal transaction”). This loss was comprised of:
•	A before tax profit in dollars of 718 million, since the carrying value in dollars of disposed assets did not exceed their transaction value in dollars;
•	A tax expense of $290 million, i.e. an after tax profit of $428 million (€366 million);
•	The reclassification to net income of the pro rata portion of the negative non-cash cumulative foreign currency translation adjustment related to the divested assets, for an amount of €2,105 million.
•	Other non-cash impacts of €99 million resulting from balance-sheet adjustments related to the divestiture of 80% of VUE and to the investment of 20% in NBC Universal.
•	The gain on the divestiture of other entities, net of provisions, of +€181 million, which was mainly comprised of the impacts of the divestitures of Sportfive (+€39 million), Kencell (+€38 million), Monaco Telecom (+€21 million), the “flux-divertissement” business of StudioExpand (+€15 million), Atica & Scipione (-€8 million) and Canal+ Nederland (-€3 million) and of the abandonment of Internet operations (+€34 million).
For the first nine months of 2003, gain on businesses sold, net of provisions, and other amounted to +€481 million. It was mainly comprised of capital gains on the divestitures of Telepiù (+€220 million), the Consumer Press Division (+€104 million), Comareg (+€42 million), and international telecom assets (+€36 million), as well as of dilution profit in Sogecable (+€72 million).

Income tax expense
 For the first nine months of 2004, income tax expense totalled -€244 million compared with -€845 million for the same period in 2003.

On December 23, 2003, Vivendi Universal applied to the French Ministry of Finance for permission to use the Consolidated Global Profit Tax System. Vivendi Universal has been admitted to this system through an order dated on August 22, 2004, notified on August 23, 2004 for a five-year period beginning with the taxable year 2004. As of September 30, 2004, the impact on the effective annual tax rate of the accounting of the effects of this agreement (i.e. tax saving expected for the current and the following fiscal year) corresponded to a tax saving of €750 million. Please refer to the above section 1.2. “Optimization of the tax structure: the French Consolidated Income Tax Regime” and to note 10 “Income Taxes” to the Consolidated Financial Statements. In full year 2004 financial statements, this agreement should lead to a one billion tax saving out of which approximately 50% will be recognized as a deferred tax asset for the tax saving expected in 2005.

Equity in (losses) earnings of unconsolidated companies
 As of September 30, 2004, equity in earnings of unconsolidated companies amounted to €187 million compared with a loss of €87 million as of September 30, 2003. This improvement was mainly explained by the results of Elektrim Telekomunikacja and by NBC Universal accounted for using the equity method since May 12, 2004 (corresponding to 142 days), i.e. €57 million.

Goodwill amortization
 For the first nine months of 2004, goodwill amortization declined by 34% to €412 million (versus €625 million for the first nine months of 2003), primarily due to the exceptional write-off recorded by Canal+ Group in the first quarter of 2003.

Unaudited, French GAAP Basis

Impairment losses

For the first nine months of 2004, impairment losses, mainly related to some subsidiaries of Canal+ Group, amounted to €19 million. For the first nine months of 2003, impairment losses amounted to €161 million and related to Canal+ Group’s subsidiaries (Canal+ Nordic, Canal+ Benelux and other assets) sold over the fourth quarter of 2003.

Minority interests

For the first nine months of 2004, the minority interest expense totalled €806 million, compared with €777 million for the same period in 2003. It was primarily comprised of minority interests at SFR Cegetel Group and Maroc Telecom, and this progress mainly shows the increase of these entities’ results.

Net loss

For the first nine months of 2004, net loss amounted to €1,082 million or €1.01 per share (basic and diluted) compared to a net loss of €501 million or €0.47 per share (basic and diluted) in the first nine months of 2003.

     2.4. Outlook

Vivendi Universal raises its adjusted net income guidance and maintains its operating and financial net debt guidance for full year 2004:
•	Adjusted net income: above €1.2 billion.
•	Operating income: strong growth on a pro forma basis [6] , close to 2003 on an actual basis, in spite of VUE’s deconsolidation.
•	Cash flow from operations [7] : growth on a pro forma basis [6] , slight decline on an actual basis, in spite of a significantly reduced scope.
•	Financial net debt below €5 billion (when including the proceeds from the divestiture of Veolia Environnement shares).

Following a presentation of the 2004 full year outlook, the Board of Vivendi Universal indicated on September 29, 2004, that it may, at the appropriate time, propose a dividend which should not be lower than €0.50 per share to be paid in 2005 based on 2004 earnings.

     2.5. Revenues and operating income by business segment

Preliminary note:

The information presented on a pro forma and a comparable basis is calculated as the sum of the actual results of Vivendi Universal’s businesses (the actual results reported by each of the divested businesses being excluded) and the effective results of each of the acquired business in each period presented. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

The reconciliation of actual revenues and operating income to revenues and operating income on a pro forma and a comparable basis, is presented in the section B of the present document.

[6] The pro forma information illustrates the effect of the divestitures of Vivendi Universal Entertainment in May 2004, of Telepiù in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

[7] For a definition of cash flow from operations, please refer to section 3.3. “Cash flows”.

Unaudited, French GAAP Basis

     2.5.1. Revenues and operating income by business segment as published

	AS PUBLISHED
	3rd quarter ended September 30,			Nine months ended September 30,
(In millions of euros)	2004	2003	% Change	2004	2003	% Change
Revenues
Canal+ Group	€850	€969	-12%	€2,689	€3,184	-16%
Universal Music Group	1,164	1,115	4%	3,233	3,283	-2%
Vivendi Universal Games	63	77	-18%	211	317	-33%

Media	€2,077	€2,161	-4%	€6,133	€6,784	-10%
SFR Cegetel Group	2,188	1,941	13%	6,301	5,553	13%
Maroc Telecom	440	387	14%	1,210	1,101	10%

Telecom	€2,628	€2,328	13%	€7,511	€6,654	13%
Other (a)	(2)	109	na*	123	434	-72%

Total Vivendi Universal	€4,703	€4,598	2%	€13,767	€13,872	-1%

(Excluding VUE and VUP assets sold in 2003)
Vivendi Universal Entertainment (b)	—	1,305	na*	2,327	4,267	-45%
VUP assets sold in 2003 (c)	—	—	na*	—	128	na*

Total Vivendi Universal	€4,703	€5,903	-20%	€16,094	€18,267	-12%

Operating Income (Loss)
Canal+ Group	€96	€133	-28%	€303	€378	-20%
Universal Music Group	29	4	x7	44	(38)	na*
Vivendi Universal Games	(29)	(58)	50%	(185)	(110)	-68%

Media	€96	€79	22%	€162	€230	-30%
SFR Cegetel Group	613	531	15%	1,799	1,515	19%
Maroc Telecom	196	174	13%	514	457	12%

Telecom	€809	€705	15%	€2,313	€1,972	17%
Holding & corporate	(61)	(59)	-3%	(173)	(213)	19%
Other (a)	22	(26)	na*	45	(114)	na*

Total Vivendi Universal	€866	€699	24%	€2,347	€1,875	25%

(Excluding VUE and VUP assets sold in 2003)
Vivendi Universal Entertainment (b)	—	197	na*	337	692	-51%
VUP assets sold in 2003 (c)	—	—	na*	—	6	na*

Total Vivendi Universal	€866	€896	-3%	€2,684	€2,573	4%

     *na: non applicable.

(a)	“Other” corresponds to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

(b)	Vivendi Universal Entertainment was deconsolidated as of May 11, 2004 as the result of the divestiture of 80% of Vivendi Universal’s interest in this company.

(c)	Corresponds to Comareg sold in May 2003.

Unaudited, French GAAP Basis

     2.5.2. Revenues and operating income by business segment on a comparable basis

Comparable basis essentially illustrates the effect of the divestiture of VUE, of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux, etc...), VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Développement at SFR Cegetel Group and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003.

	COMPARABLE BASIS
	3rd quarter ended September 30,				Nine months ended September 30,
				% Change				% Change
				at				at
			%	constant			%	constant
(In millions of euros)	2004	2003	Change	currency	2004	2003	Change	currency
Revenues
Canal+ Group	€831	€831	0%	1%	€2,584	€2,489	4%	4%
Universal Music Group	1,164	1,115	4%	8%	3,233	3,283	-2%	3%
Vivendi Universal Games	63	77	-18%	-14%	211	317	-33%	-28%

Media	€2,058	€2,023	2%	4%	€6,028	€6,089	-1%	2%
SFR Cegetel Group	2,188	1,982	10%	10%	6,301	5,647	12%	12%
Maroc Telecom	440	399	10%	12%	1,241	1,135	9%	12%

Telecom	€2,628	€2,381	10%	11%	€7,542	€6,782	11%	12%
Other (a)	(6)	12	na*	na*	(7)	20	na*	na*

Total Vivendi Universal	€4,680	€4,416	6%	7%	€13,563	€12,891	5%	7%

Operating Income (Loss)
Canal+ Group	€92	€123	-25%	-24%	€292	€251	16%	17%
Universal Music Group	29	4	x7	x8	44	(38)	na*	na*
Vivendi Universal Games	(29)	(58)	50%	48%	(185)	(110)	-68%	-80%

Media	€92	€69	33%	39%	€151	€103	47%	38%
SFR Cegetel Group	613	538	14%	14%	1,799	1,541	17%	17%
Maroc Telecom	196	178	10%	11%	523	467	12%	14%

Telecom	€809	€716	13%	13%	€2,322	€2,008	16%	16%
Holding & corporate	(61)	(59)	-3%	-5%	(173)	(213)	19%	16%
Other (a)	19	(7)	na*	na*	30	(42)	na*	na*

Total Vivendi Universal	€859	€719	19%	20%	€2,330	€1,856	26%	25%

     *na: non applicable.

(a)	“Other” corresponds to Vivendi Telecom International (excluding Vivendi Telecom Hungary, Kencell and Monaco Telecom), Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

Unaudited, French GAAP Basis

     2.5.3. Pro forma revenues and operating income by business segment

The pro forma information illustrates the effect of the divestitures of Vivendi Universal Entertainment in May 2004, of Telepiù in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003.

	PRO FORMA
	3rd quarter ended September 30,				Nine months ended September 30,
				% Change				% Change
				at				at
			%	constant			%	constant
(In millions of euros)	2004	2003	Change	currency	2004	2003	Change	currency
Revenues
Canal+ Group	€850	€969	-12%	-11%	€2,689	€2,873	-6%	-6%
Universal Music Group	1,164	1,115	4%	8%	3,233	3,283	-2%	3%
Vivendi Universal Games	63	77	-18%	-14%	211	317	-33%	-28%

Media	€2,077	€2,161	-4%	-1%	€6,133	€6,473	-5%	-3%
SFR Cegetel Group	2,188	1,941	13%	13%	6,301	5,553	13%	13%
Maroc Telecom	440	387	14%	15%	1,210	1,101	10%	12%

Telecom	€2,628	€2,328	13%	13%	€7,511	€6,654	13%	13%
Other (a)	(2)	109	na*	na*	123	434	-72%	-70%

Total Vivendi Universal	€4,703	€4,598	2%	4%	€13,767	€13,561	2%	3%

Operating Income (Loss)
Canal+ Group	€96	€133	-28%	-28%	€303	€265	14%	14%
Universal Music Group	29	4	x7	x8	44	(38)	na*	na*
Vivendi Universal Games	(29)	(58)	50%	48%	(185)	(110)	-68%	-80%

Media	€96	€79	22%	25%	€162	€117	38%	30%
SFR Cegetel Group	613	531	15%	15%	1,799	1,515	19%	19%
Maroc Telecom	196	174	13%	14%	514	457	12%	15%

Telecom	€809	€705	15%	15%	€2,313	€1,972	17%	18%
Holding & corporate	(61)	(59)	-3%	-5%	(173)	(213)	19%	16%
Other (a)	22	(26)	na*	na*	45	(114)	na*	na*

Total Vivendi Universal	€866	€699	24%	24%	€2,347	€1,762	33%	33%

     *na: non applicable.

(a)	“Other” corresponds to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

Unaudited, French GAAP Basis

     2.6. Comments on revenues and operating income for Vivendi Universal’s businesses

     2.6.1. Comments on revenues and operating income for Media operations

For the first nine months of 2004, Media operations revenues amounted €6,133 million, down 10% compared with the first nine months of 2003 (representing a 2% increase on a comparable basis at constant currency). Media operations operating income amounted to €162 million, down 30% (representing a 38% increase on a comparable basis at constant currency).

Canal+ Group:

Revenues:

For the first nine months of 2004, Canal+ Group reported revenues of €2,689 million. Neutralizing the effect of changes in scope of consolidation, growth came to 4% 8 . The revenues of the Group’s core business, French pay-television, grew 3%. In September, for the fourth consecutive month, the Canal+ portfolio (including individual, collective and French overseas territories subscriptions) increased compared to same period in 2003. In addition, the advertising revenues grew thanks to the higher audience. Over the period, CanalSatellite revenues grew strongly compared to previous year.

In parallel, revenues for the Group’s movie business increased 15%, driven by the releases of successful movies (Les Rivières Pourpres 2, Podium, Fahrenheit 9/11) and the good performances on TV pre-sales of Les Rivières Pourpres 2.

Operating income:

Canal+ Group reported nine-month operating income of €303 million compared to €378 million for the same period in 2003. Neutralizing the effect of changes in scope of consolidation, period-on-period growth came to 16%. The operating income of the group’s core business, French pay-television, was slightly up compared to same period last year. It has been mainly impacted by the broadcasting cost of the Athens Olympic Games in August 2004 and the subscribers’ management and recruitment costs. In addition, Canal+’s churn rate continued its decrease during the period (-1.7 point) highlighting the solid momentum of the premium channel. CanalSatellite, driven by its revenues growth, confirmed and reinforced its French leadership.

In parallel, the group’s movie business increased its operating income compared to last year, benefiting from the releases of successful movies (Les Rivières Pourpres 2, Podium, Fahrenheit 9/11).

Universal Music Group (UMG):

Revenues:

For the first nine months of 2004, UMG’s revenues of €3,233 million were 2% below last year primarily due to adverse currency movements. At constant currency, sales were up 3% with better than market performances particularly in North America and the U.K. more than offsetting market weakness across most of continental Europe, Asia and Australia and lower sales in the Music Clubs and in Japan, where last year’s success with international repertoire was not repeated.

Sales of digitized music, including ringtones were €57 million representing approximately 2% of total revenues. Best sellers included Guns N’ Roses Greatest Hits, new releases from D12, Kanye West and Ashlee Simpson and very strong carryover sales from Black Eyed Peas and Hoobastank. Unit sales of the top 15 best sellers were up 7% versus last year that included the extraordinary sales of the debut release by 50 Cent.

Operating income:

Operating income amounted to €44 million compared to a reported loss in 2003 of €38 million. This improvement was driven by lower Artist & Repertoire (A&R) and marketing costs, reductions in overheads and selling expenses and a lower depreciation charge. This more than offset higher amortization costs, reflecting a planned reduction in the period that music and music publishing catalogs were amortized from 20 to 15 years 9 , restructuring costs and a cumulative write-off charge of €28 million recorded at UMG’s Music Clubs in the U.K. and France.

Major new releases for the remainder of the year include new albums from Ashanti, Andrea Bocelli, Daniel Bedingfield, Busted, Elton John, Eminem, Gwen Stefani and U2 in addition to Greatest Hits from the Bee Gees, George Strait, Ronan Keating, Shania Twain and Toby Keith.

[8] Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux, etc...) as if these transactions had occurred at the beginning of 2003.

[9] Please refer to Note 1 “Summary of significant accounting polices and practices” to the unaudited consolidated financial statements.

Unaudited, French GAAP Basis

Vivendi Universal Games (VUG):

Revenues:

For the first nine months of 2004, VUG’s revenues of €211 million were down against prior year by 33% (down 28% at constant currency) due to a tough comparison against a strong product line-up in 2003. Best sellers to date in 2004 included new releases Van Helsing, Counterstrike: Condition Zero, Baldur’s Gate: Dark Alliance II and Riddick, and very strong continuing sales of last year’s highly successful Simpson’s: Hit & Run.
Major new releases for the remainder of the year will include two highly anticipated games – the North American and Korean launch of the online massively multiplayer game World of Warcraft, as well as the global release of Half Life 2, the sequel to one of the most critically acclaimed PC titles in gaming history. Other major new releases include Leisure Suit Larry: Magna Cum Laude, Men of Valor, Tribes: Vengeance and Spyro: A Hero’s Tail.

Operating income:

VUG’s operating loss was €185 million compared to a loss of €110 million in 2003. The 2004 operating income included the beginning of the favorable results of the global turnaround plan, but they were offset by heavy one-time costs associated with this plan (approximately €85 million). The one-time costs included write-offs of certain projects and titles, along with a significant level of restructuring expenses associated with the cost of a material reduction in the staff count in North America, down by approximately 40% since the beginning of the year.
Furthermore, at the end of 2003, VUG strengthened capitalization criteria of internal development costs. As a result, most internal development costs are now expensed as incurred. Had this strengthening of capitalization criteria actually occurred at the beginning of 2003, it would have had an approximate negative impact of €24 million on operating income on the first nine months of 2003.

     2.6.2. Comments on revenues and operating income for Telecom operations

For the first nine months of 2004, Telecom operations revenues amounted to €7,511 million, up 13% (representing a 12% increase on a comparable basis at constant currency).

Telecom operations operating income amounted to €2,313 million, up 17% (representing a 16% increase on a comparable basis at constant currency).

SFR Cegetel Group:

Revenues:

For the first nine months of 2004, SFR Cegetel Group consolidated revenues increased by 13%, and 12% on a comparable basis10 , to €6,301 million.

Mobile telephony achieved a revenues growth of 10%11 (and 12% on a comparable basis) to €5,423 million, mainly reflecting the year on year increase in the customer base combined with a favorable mix evolution. Mobile revenues were broken down as follows:

	Nine months ended September 30,
		2003 on a
		comparable	2003 as
(In millions of euros)	2004	basis	published
Network revenues	5,166	4,699	4,699
Equipment sales, net	283	248	248
Other (incl. connection fees and intercompany transactions)	(26)	(118)	(17)

Mobile revenues	5,423	4,829	4,930

The improved customer mix to 60.4% of postpaid, against 56.9% in the first nine months of 2003 combined with improved usage of data services led to an increase of 2% of the annual rolling blended ARPU12 to €437.

Data revenues improved significantly up to 11% of network revenues for the first nine months of 2004, compared to 8.5% on the same period last year, mainly due to the increased volume of SMS sent by SFR customers but also the positive contribution from Vodafone Live! with more than 1,440,000 customers to the multimedia service portal at the end of September 2004, only 11 months after launch.

10 Comparable basis illustrates the full consolidation of Telecom Développement as if the merger had occurred at the beginning of 2003.

11 Please note that because of the merger of SFR and Cegetel Groupe S.A. and to better reflect the performances of each separate businesses, SFR Cegetel Group has reallocated holding and other revenues, which were previously reported in the “fixed and other” line renamed “fixed and internet”, to the “mobile” line. As a consequence, SFR Cegetel Group’s breakdown of results by business differs from figures published in 2003.

12 ARPU (Average Revenue Per User) is defined as revenues net of promotions excluding roaming in and equipment sales divided by average ART total customer base for the last twelve months.

Unaudited, French GAAP Basis

Fixed telephony and Internet revenues increased by 41%11 to €878 million (and 7% on a comparable basis) mainly driven by growing retail and wholesale broadband Internet along with strong performances of Cegetel corporate division. The corporate division signed in October, a 5-year deal of €60 million to connect the IT networks of 2,000 premises at EDF and GDF.

Cegetel achieved also excellent performances on the broadband Internet market during the third quarter of 2004 with 9% 13 of market net adds. Cegetel ended September with approximately 470,000 DSL customer lines including wholesale and more than 120,000 DSL retail customer lines.

Cegetel’s effort to roll-out a broadband Internet network since the beginning of the year was also translated into the number of unbundled lines representing 15%14 of French market unbundled lines at end September 2004 against 7% at end June.

Operating income:

For the first nine months of 2004, SFR Cegetel Group operating income grew 19% (17% on a comparable basis10) to €1,799 million.

Mobile telephony operating income grew 20%11 (also 20% on a comparable basis) to €1,831 million, thanks to the 10% revenues growth (12% on a comparable basis), continued strong control of customer costs and the recording of €42 million of positive non-recurring items. As a consequence, the growth in operating income observed at the end of September cannot be extrapolated to the rest of the year.

As a consequence of the heavy commercial and technical costs of the broadband Internet retail offer launched in March 2004 and despite the 41% growth in revenues (7% on a comparable basis) and the recording of positive non-recurring items amounting to €30 million, Cegetel recorded operating losses of €32 million for the first nine months of 2004, compared to a loss of €7 million for the same period in 2003 (and to a profit of €19 million on a comparable basis).

Maroc Telecom:

Revenues:

Maroc Telecom revenues increased by 10% to €1,210 million (+12% on a comparable basis 15 at constant currency).

Mobile revenues increased at the end of September by 18% (+19% on a comparable basis at constant currency) driven by continuing growth of its customer base (+19%), reaching 6 million customers and a good performance of prepaid ARPU16 (96% of customer base). Revenues growth was also sustained by the handset sales linked to the acquisition of new customers, the growth of roaming communication reflecting a good tourist season, and the progress of incoming international communications.

Fixed telephony and internet revenues decreased by 3% (-2% on a comparable basis at constant currency), due to a leased lines tariff reduction applied retroactively back to January 1, 2004, mainly impacting the level of services invoiced by the fixed activity to the mobile. Excluding the impact of this tariff reduction, revenues increased by 2% explained by higher customer base (reaching 1.3 million customers), incoming international traffic, the success of ADSL, and despite a decline of the average traffic by user.

Operating income:

For the first nine months of 2004, Maroc Telecom consolidated operating income grew 12% (+14% on a comparable basis at constant currency) to €514 million. The good performance of revenues (+10%) emphasized by the accounting of €20 million of positive non-recurring items was partially reduced by an increase in the acquisition costs of new customers.

[13] Cegetel 2004 third quarter DSL retail net sales divided by market data disclosed by ART on October 15th, 2004.

[14] Cegetel number of DSL unbundled lines at end September 2004 divided by market data disclosed by ART on October 15th , 2004.

[15] Comparable basis illustrates the effect of the full consolidation of Mauritel as if it had occurred at the beginning of 2003.

[16] Maroc Telecom ARPU (Average Revenue Per User) is defined as revenues (from incoming and outcoming calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period.

Unaudited, French GAAP Basis

     2.6.3. Comments on revenues and operating income for Holding & Corporate and Other

Holding & Corporate:

Operating income:

For the first nine months of 2004, Holding & Corporate’s operating income improved by 19%, with operating losses reduced from €213 million for the first nine months of 2003 to €173 million for the first nine months of 2004, mainly resulting from the continued cost reduction plan implemented during the second half of 2002.

Other:

Revenues:

Revenues for the other operations decreased by 72%, to €123 million mainly due to changes in scope: principally the divestitures of Monaco Telecom, Kencell and Vivendi Universal Publishing’s operations in Brazil (Atica & Scipione) as well as the abandonment of Internet operations.

Operating income:

Operating income for the other operations amounted to €45 million for the first nine months of 2004 compared with a loss of €114 million for the first nine months of 2003. This improvement was mainly driven by changes in scope (mainly the abandonment of Internet activities as of January 1, 2004) as well as reduction of Vivendi Valorisation’s losses.

3. LIQUIDITY UPDATE

     3.1. Liquidity management and capital resources

The financial net debt of the company amounted to €5.5 billion as of September 30, 2004, compared to €11.6 billion as of December 31, 2003. Cash flow generated by the businesses (including €3.9 billion cash flows from operations 17 for the first nine months of 2004, a 32% increase compared to last year on a comparable basis 18 ) has been partially reduced by the dividends paid by the telecom businesses to their minority shareholders (€1.6 billion was paid to them over a total amount of €3.3 billion, please refer to section 3.3.3).

At the closing of the NBC-Universal transaction, on May 11, 2004, Vivendi Universal received approximately €3 billion 19 and deconsolidated, at that date, a total gross debt amount of approximately €3.6 billion borne by VUE, including the $920 million loan from American institutional investors, a $750 million securitization program for movie rights and the VUE Class A and B preferred interests for $2.6 billion. Please refer to section 3.3. “Cash flows”.

At the same time, Vivendi Universal was able to repay the €1.8 billion drawn portion of the €3 billion multicurrency revolving credit facility, the €1 billion Tranche B of the €2.5 billion dual currency facility (the unused portion of both loans being cancelled) and the £136 million (€205 million) loan contracted by UMO. In addition, a €2.7 billion multicurrency credit facility, signed on February 25, 2004, was set up on the basis of conditions more attractive than the previous revolving credit facilities.

On May 25, 2004, Vivendi Universal launched a tender offer to purchase €1 billion of Senior Notes. On June 16, 2004, the size of this offer was increased to €2.4 billion. As part of this offer, the holders of the notes have also been solicited to waive covenants attached to the notes. On June 29, 2004, the offer terminated with a tender rate of 96.4% for the 9.50% and 9.25% Senior Notes and a tender rate of 72.0% for the 6.25% Senior Notes, for a total amount of approximately €2.0 billion, out of a total of €2.4 billion, i.e. 83%. In addition, the covenants attached to the notes were waived. The premium amount paid to the bondholders and the accrued interests amounted to €0.3 billion.

At the same time, Vivendi Universal was able to place €700 million floating notes issued with European institutional investors. These notes, issued on July 12, 2004, have a three-year maturity and a yield of three month EURIBOR + 60 basis points.

Following the success of this note issuance, the €2.7 billion multicurrency credit facility was reduced to €2.5 billion and its conditions were renegotiated to get closer to market conditions. As of November 1, 2004, this credit facility was not drawn (it was drawn for €700 million as of June 30, 2004).

[17] For a definition of cash flow from operations, please refer to section 3.3. “Cash flows”.

[18] For a definition of comparable basis, please refer to section 2.5. “Revenues and operating income by business segment”.

[19] After minority shareholders and other.

Unaudited, French GAAP Basis

Besides, SFR Cegetel Group set up, in May, a securitization program for an aggregate amount of €405 million (drawn for €392 million as of November 1, 2004). Furthermore, in order to refinance certain of its existing indebtedness, a revolving credit facility was set up on July 15, 2004, with a five-year maturity for a total amount of €1.2 billion (drawn for €150 million as of November 1, 2004).

Please note that:

Vivendi Universal’s cash flow on a consolidated basis is not all available to Vivendi Universal at the parent company level. In particular:

•	Dividends and other distributions (including payment of interest, repayments of loans, other returns on investment or other payments) from our subsidiaries are restricted under certain agreements. Some of Vivendi Universal’s subsidiaries that are less than wholly-owned are unable to pool their cash with Vivendi Universal and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR Cegetel Group and Maroc Telecom.

•	Since January 1, 2004, SFR Cegetel Group has implemented the dividend distribution plan agreed by its two main shareholders, which in particular involves the distribution of premiums and reserves and the introduction of quarterly advance dividend payments. SFR Cegetel Group is planning to distribute approximately €3.2 billion to its shareholders in 2004, out of which €2.9 billion have already been paid as of September 30, 2004.

•	The ability of Vivendi Universal’s subsidiaries to make certain distributions may also be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments.

The principal terms of Vivendi Universal’s outstanding credit facilities and other indebtedness are described below in section 3.4 “Description of Vivendi Universal’s Indebtedness”. Under these facilities, Vivendi Universal and its subsidiary, SFR Cegetel Group, are subject to certain financial covenants which require them to maintain various financial ratios. As at September 30, 2004, management confirms that they both complied with all financial ratios described in section 3.4 “Description of Vivendi Universal’s indebtedness”.

3.2. Credit ratings

On May 12, 2004 following the closing of the NBC-Universal transaction, Fitch assigned a BBB¯ rating with stable outlook to Vivendi Universal’s debt. On June 1, 2004, Standard and Poor’s upgraded Vivendi Universal’s long term corporate unsecured debt and its corporate debt rating to BBB¯ with stable outlook. On October 22, 2004, Moody’s raised Vivendi Universal’s long term unsecured debt rating from Ba1 to Baa3 with stable outlook.

     3.3. Cash flows

     3.3.1. Condensed statement of cash flows

	Nine months ended September 30,
(In millions of euros)	2004	2003
Net cash provided by operating activities	€3,528	€2,153
Net cash provided by (used for) investing activities	1,818	(3,342)
Net cash provided by (used for) financing activities	(7,036)	(3,997)
Foreign currency translation adjustment	63	64

Change in cash and cash equivalents	€(1,627)	€(5,122)

     3.3.2. Net cash provided by operating activities

Vivendi Universal considers the non-GAAP measures called cash flow from operations and proportionate cash flow from operations to be important indicators measuring the Company’s operating performance, because they are commonly reported and used by the international analyst community, investors and others associated with certain media and communication industries. The Company manages its various business segments on the basis of operating measures that exclude financing costs and income taxes. Cash flow from operations excludes the effect of these items, and includes the effect of capital expenditures and divestitures. Proportionate cash flow from operations is defined as cash flow from operations excluding the minority stake in less than wholly-owned entities. The Company’s management uses cash flow from operations for reporting and planning purposes.

Unaudited, French GAAP Basis

For the first nine months of 2004, consolidated cash flow from operations on a comparable basis 20 was €3,179 million, versus €2,405 million for the same period in 2003. On a comparable basis, proportionate cash flow from operations was €1,903 million, versus €1,192 million, in the first nine months of 2003. This strong performance was the result of Vivendi Universal’s continuing focus on cash generation, of the significant improvements achieved at Holding & Corporate, Canal+ Group and VU Games and of the divestiture or the abandonment of cash drain operations.

Reconciliation of net cash provided by operating activities to cash flow from operations and proportionate cash flow from operations:

			Nine months ended September 30,
(In millions of euros)			2004	2003	% Change
Net cash provided by operating activities, as reported			€3,528	€2,153	64%
Deduct:
Capital expenditures			(1,007)	(979)
Proceeds from sales of property, plant, equipment and intangible assets			232	367

Capital expenditures, net of proceeds			(775)	(612)
Add back:
Income taxes: cash			288	1,146
Financing costs: cash	(a	)	367	473
Other: cash	(a	)(b)	448	167

Cash flow from operations (i.e. before income taxes, financing costs and after restructuring costs)			€3,856	€3,327	16%
Add:
Pro forma adjustments			(406)	(1,101)

Cash flow from operations pro forma	(c	)	3,450	2,226	55%

Add:
Supplementary adjustments on a comparable basis			(271)	179

Cash flow from operations on a comparable basis	(c	)	3,179	2,405	32%

Add:
Cash flow attributed to minority interests			(1,276)	(1,213)

Proportionate cash flow from operations on a comparable basis			€1,903	€1,192	60%

     na*: non applicable.

(a)	Numbers presented in this table differ from numbers published on September 30, 2003. Indeed, fees related to the group’s refinancing plan have been reallocated from “Financing costs: cash” to “Other: cash”.

(b)	In 2004, includes the €259 million premium paid to bondholders as part of the redemption of High Yield Notes.

(c)	Pro forma information illustrates the effect of the divestitures of Vivendi Universal Entertainment, Telepiù and Comareg as if these transactions had occurred at the beginning of 2003. On a comparable basis, this information also essentially illustrates the effect of the divestitures at Canal+ Group (Canal+ Nordic, Canal+ Benelux, etc...), of the divestiture of Atica & Scipione, Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Développement at SFR Cegetel Group and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003. In addition, information provided on a comparable basis does not integrate dividends received from NBC Universal.

     3.3.3. Net cash provided by (used for) investing and financing activities

The table below is presented in order to analyze the evolution of net cash provided by investing and financing activities and their impact on financial net debt during the period under review. As a reminder, Vivendi Universal considers the non-GAAP measure called financial net debt to be an important indicator measuring the Company’s indebtedness. Financial net debt is calculated as a sum of long-term debt and bank overdrafts and short-term borrowings less cash and cash equivalents, in each case, as reported on Vivendi Universal’s Consolidated Statement of Financial Position. Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal’s debt and cash position reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with generally accepted accounting principles. Vivendi Universal’s management uses financial net debt for reporting and planning purposes, as well as to comply with certain of Vivendi Universal’s debt covenants.

[20] For a definition of comparable basis, please refer to section 2.5. “Revenues and operating income by business segment”.

Unaudited, French GAAP Basis

     A — Change in financial net debt during the first nine months of 2004:

			Cash and		Net impact
			cash		on financial
(In millions of euros)			equivalents	Gross Debt	net debt
Financial net debt at December 31, 2003			(2,858)	14,423	11,565
Net cash provided by operating activities	(a	)	(3,528)	—	(3,528)
Capital expenditures			1,007	—	1,007
Proceeds from sales of property, plant, equipment and intangible assets			(232)	—	(232)
Purchases (sales) of marketable securities			30	—	30
Acquisitions
VUE — exercise of the call option on Barry Diller’s stake (1.5%)			226	—	226
Dreamworks — purchase of the music rights catalog			64	—	64
Dreamworks — advance on film rights distribution agreement			30	—	30
Sportfive — exercise of his put option by Jean-Claude Darmon	(b	)	30	—	30
Other			51	(10)	41

Purchases of investments			401	(10)	391
Divestitures
VUE	(c	)	(2,341)	(4,320)	(6,661)
Sportfive	(b	)	(274)	—	(274)
Kencell	(d	)	(190)	—	(190)
Monaco Telecom	(e	)	(169)	—	(169)
Atica & Scipione			(31)	(10)	(41)
“Flux-divertissement” business of StudioExpand			(29)	3	(26)
Canal+ Nederland	(f	)	17	—	17
VIVA Media			(47)	—	(47)
Philip Moris towers			(84)	—	(84)
UCI Japan			(23)	—	(23)
Other	(g	)	160	(41)	119

Sales of investments			(3,011)	(4,368)	(7,379)
Net (decrease) increase in financial receivables			(13)	—	(13)

Net cash (provided by) used for investing activities			(1,818)	(4,378)	(6,196)

Cash dividends paid to minority shareholders
SFR Cegetel Group	(h	)	1,272	—	1,272
Maroc Telecom	(i	)	303	—	303
Other subsidiaries			74	—	74
Financing arrangements	(j	)
Settlement
€2.5 billion multicurrency credit facility			(199)	199	—
SFR Cegetel Group — treasury bills			(276)	276	—
Vivendi Universal — treasury bills			(319)	319	—
SFR Cegetel Group — €1.2 billion revolving credit facility			(320)	320	—
SFR Cegetel Group — securitization program			(472)	472	—
VUE — term loan set up to purchase US Treasury Bonds	(c	)	(695)	695	—
€700 million floating notes			(700)	700	—
VUE — purchase of US Treasury Bonds	(c	)	695	—	695
Other			(998)	998	—
Proceeds
Loan contracted by UMO (£136 million)			205	(205)	—
SFR Cegetel Group — €600 million bonds			600	(600)	—
€2.5 billion dual currency facility			1,000	(1,000)	—
€3 billion multicurrency revolving credit facility			1,000	(1,000)	—
Vivendi Universal convertible 1.25% (OCEANE)			1,699	(1,699)	—
High Yield Notes	(k	)	2,000	(2,000)	—
Other			1,939	(1,939)	—
Vivendi Universal — Promissory note to USI (NBC Universal subsidiary)	(c	)	—	658	658
Consolidation of Special Purpose Vehicles used for the defeasance of real estate	(l	)	5	328	333
Other financing arrangements			238	(86)	152
Net proceeds from issuance of common shares			(15)	—	(15)

Net cash (provided by) used for financing activities			7,036	(3,564)	3,472

Foreign currency translation adjustment			(63)	269	206

Change in financial net debt during the first nine months of 2004			1,627	(7,673)	(6,046)

Financial net debt at September 30, 2004			€(1,231)	€6,750	€5,519

Unaudited, French GAAP Basis

(a)	Net cash provided by operating activities includes, among others, dividends which have no impact on net income. The latter include, among others, dividends received from NBC Universal: a €224 million dividend received in June 2004 corresponding to 20% [21] of the cash generated by NBC and VUE from October 1, 2003 to May 11, 2004 as well as a €78 million dividend received in September 2004 corresponding to 20% of the cash generated by NBC Universal from May 12, 2004 to July 31, 2004.

(b)	The net impact of the divestiture of Sportfive on financial net debt amounts to €229 million, net of the preliminary acquisition of Sportfive shares held by Jean-Claude Darmon (€30 million) and after the payment, by Canal+ Group, of €15 million to conclude an historical litigation with Sportfive relating to a guarantee clause. Please refer to section 1.1. “Changes in scope completed year-to-date”.

(c)	For a detailed analysis of the NBC-Universal transaction’s impacts on financial net debt, please refer to paragraph B below.

(d)	The net impact of Kencell’s divestiture on financial net debt amounts to €178 million, after the deconsolidation of the cash and divestiture fees.

(e)	The net impact of Monaco Telecom’s divestiture on financial net debt amounts to €74 million, after the deconsolidation of the €68 million cash held by this company and divestiture fees.

(f)	The net impact of Canal+ Nederland’s divestiture on financial net debt amounts to -€27 million, after the deconsolidation of the cash held by this company, the cash collateral made as part of a litigation and divestiture fees.

(g)	These amounts include intercompany loan redemptions, divestiture fees, the cash outflow of Monaco Telecom and Kencell, the compensation pursuant to the settlement and release agreement of $19.5 million paid in respect of the purchase price adjustment of Houghton Mifflin [22] as well as impacts of other divestitures.

(h)	In January 2004, SFR Cegetel Group paid an exceptional dividend of €899 million out of which €398 million were paid to minority shareholders. In addition, it paid a 2003 current dividend for a total amount of €1,258 million (out of which €556 million were paid to minority shareholders) and part of the advance on fiscal year 2004 dividends for a total amount of €718 million (out of which €318 million were paid to minority shareholders).

(i)	During the first nine months of 2004, the total amount of dividends paid by Maroc Telecom was €465 million.

(j)	Financing arrangements correspond to the sum of the lines “net increase (decrease) in short term borrowings”, “proceeds from issuance of borrowings and other long-term debt” and “principal payment on borrowings and other long-term liabilities” from the Consolidated Statement of Cash Flows presented in the Consolidated Financial Statements.

(k)	Vivendi Universal has also paid a premium to bondholders (€259 million) and the accrued interests for a total amount of €302 million, corresponding to a total cash outflow of €2.3 billion.

(l)	As a result of the application of CRC Rule 04-03 issued on May 4, 2004, Vivendi Universal has fully consolidated Special Purpose Vehicles used for the defeasance of certain real estate assets since January 1, 2004. Please refer to note 1 to the Consolidated Financial Statements “Summary of significant accounting policies and practices”.

[21] Before Universal Studios Holding Corp. minority interests.

[22] Please refer to Note 13 “Commitments and Contingencies” to the unaudited consolidated financial statements of Vivendi Universal, included in the half year report ended June 30, 2004 filed with the S.E.C. on a Form 6-K on September 16, 2004 and reported in the update of the 2003 “Document de Référence” filed with the A.M.F. on October 11, 2004.

Unaudited, French GAAP Basis

     B — Detailed analysis of NBC-Universal transaction’s impact on change in financial net debt

The NBC-Universal transaction has had an impact of €5.3 billion on financial net debt, before the incidence of the exercise of the call option on Barry Diller’s stake, which is comprised of:

			Cash and		Net impact
			cash		on financial
(In millions of euros)			equivalents	Gross Debt	net debt
Divestiture of 80% of VUE
Net cash proceeds			(2,970)	—	(2,970)
Gross cash proceeds			(3,073)	—	(3,073)
Transaction fees and others			63	—	63
MEI proceeds			40	—	40
Deconsolidation of VUE’s debt			—	(4,320)	(4,320)
$920 million loan agreement			—	(776)	(776)
Securitization program			—	(630)	(630)
VUE class A preferred interests			—	(701)	(701)
VUE class B preferred interests			—	(1,518)	(1,518)
Term loan set up to purchase US Treasury Bonds	(a	)	—	(695)	(695)

Cash closing adjustment	(b	)	629	—	629

Net cash (provided by) used for investing activities			(2,341)	(4,320)	(6,661)

VUE — Term loan set up to purchase US Treasury Bonds			(695)	695	—
VUE — Purchase of US Treasury Bonds	(a	)	695	—	695
Vivendi Universal — Promissory note to USI	(a	)	—	658	658

Net cash (provided by) used for financing activities			—	1,353	1,353

Foreign currency translation adjustment			—	(17)	(17)

Total impact on financial net debt			(2,341)	(2,984)	(5,325)

(a)	After the defeasance of covenants of the VUE Class A preferred interests immediately prior to the closing of the NBC-Universal transaction, VUE purchased US Treasury Bonds for €695 million thanks to a term loan. The amount of these securities will at least equal the VUE Class A preferred interest amount (including interests) at maturity in 2022, i.e. approximately $1,990 million. In accordance with the terms of the transaction, Vivendi Universal then issued a promissory note to USI, a subsidiary of NBC Universal, for $780 million to reimburse 94.56% of the cost of this defeasance.

(b)	The Business Combination Agreement between Vivendi Universal, General Electric and NBC carried specific provisions related to the functioning of the intercompany loan between VUE and Vivendi Universal between October 1, 2003 and May 11, 2004, the completion date of the NBC-Universal transaction. As of September 30, 2003, the balance in the intercompany loan was $562 million. Since that date, Vivendi Universal has received the full amount of the cash flow generated by VUE through this intercompany loan (that is $747 million (€629 million) which was reimbursed to VUE as of May 11, 2004). In June, Vivendi Universal received a dividend of €224 million corresponding to 20%[23] of the cash generated by NBC and VUE between October 1, 2003 and May 11, 2004. Since May 12, 2004, Vivendi Universal has access to the cash flows generated by NBC Universal, up to its stake held in the company, through a loan undrawn as of today.

     3.4. Description of Vivendi Universal’s indebtedness

All of these financial indebtedness are detailed below:
(a)	€700 million floating notes
(b)	€2.5 billion multicurrency credit facility
(c)	€605 million bonds exchangeable into shares of Sogecable S.A.
(d)	€1.2 billion ($935 million + €325 million (2010)) and €1.35 billion Senior Notes ($975 million + €500 million (2008))
(e)	€527 million bonds exchangeable into shares of Vinci
(f)	MAD 6 billion non recourse facility
(g)	€405 million SFR Cegetel Group receivables securitization contracts

[23]	Before Universal Studios Holding Corp. minority interests.

Unaudited, French GAAP Basis

(h)	€1.2 billion SFR Cegetel Group revolving credit facility

     (a) €700 million floating notes

On July 12, 2004, Vivendi Universal issued €700 million floating rate notes due 2007 at an issue price of 99.854%.

The notes bear interest at the three month EURIBOR rate plus a margin of 0.55%. Interests are payable annually in arrear on July 12 of each year.

Unless previously redeemed or purchased and cancelled, the notes will be redeemed on maturity date in cash at their principal amount (€1,000 per bond).

The notes, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions.

     (b) €2.5 billion multicurrency credit facility

Vivendi Universal has entered into a €2.7 billion unsecured multicurrency credit facility, dated as of February 25, 2004, with a group of lenders. This new facility has a maturity of five years as from the signing date and has been available since the closing of the NBC-Universal transaction. It was reduced to €2.5 billion on July 30, 2004 by an amendment.

The credit facility can be used for the general corporate purposes of the group. It includes a swingline facility for up to €500 million, available in euros only.

The facility bears interest at LIBOR or EURIBOR plus a margin depending on the average rating assigned by Standard and Poor’s, Moody’s and Fitch. The swingline facility carries an additional margin.

The facility agreement provides for voluntary prepayment or cancellation of the whole or part of the facility, without any penalty or indemnity (other than break costs) subject to Vivendi Universal giving a three business days notice to the facility agent.

The facility is also subject to certain mandatory prepayment provisions including the case of change of control, non-satisfaction of financial covenants or sale of SFR Cegetel Group. In the latest case, the facility provides for prepayment and cancellation of half of the facility if Vivendi Universal’s ownership in SFR Cegetel Group is less than 50% but at least 40% of the total share capital of SFR Cegetel Group and prepayment and cancellation of 100% of the facility if Vivendi Universal’s ownership in SFR Cegetel Group is less than 40% of the share capital of SFR Cegetel Group.

The facility contains customary covenants which place certain restrictions on, amongst other things, upstream and cross guarantees, acquisitions, mergers, divestitures of assets, security interests and loans out or require Vivendi Universal to observe certain affirmative undertakings, including, but not limited to, relevant authorizations, maintenance of status, insurance, compliance with environment laws, provision of financial and other information and notification of defaults.

In addition, Vivendi Universal must maintain the following financial ratios:

— maximum ratio of Financial Net Debt to Proportionate EBITDA24: 3 over 1 at each testing date from and including the start of the availability period to September 30, 2004 and 2.8 over 1 as from December 31, 2004;
— minimum ratio of Proportionate EBITDA to Net Financing Costs : 4.2 over 1 at each testing date from and including the start of the availability period to September 30, 2004; 4.3 over 1 at December 31, 2004 and 4.5 over 1 as from March 31, 2005.

Vivendi Universal has also agreed to procure that the part of the financial net debt incurred by its subsidiaries shall not at any time exceed an amount equal to the greater of (i) 30% of the group financial net debt and (ii) €2.0 billion.

The loan agreement contains customary events of default provisions (including remedy periods the duration of which depends on each case): payment default, insolvency and any insolvency proceedings (“liquidation, redressement judiciaire ou procedure collective”) affecting Vivendi Universal or one of its material subsidiaries, cross-default with any other debt of Vivendi Universal or one of its material subsidiaries equal to or above €50 million, non-compliance with any terms of the loan contract, any attachment, sequestration or analogous events affecting the assets of Vivendi Universal or one of its significant subsidiaries equal to or above €50 million, illegality of the loan agreement, cessation of business of Vivendi Universal or one of its material subsidiaries, material adverse change.

[24]	EBITDA excluding SFR Cegetel Group and Maroc Telecom’s minority interests + dividends distributed by Veolia Environnement and NBC Universal.

Unaudited, French GAAP Basis

     (c) €605 million bonds exchangeable into shares of Sogecable S.A.

On October 30, 2003, Vivendi Universal issued €605 million 1.75% exchangeable bonds due 2008, exchangeable for ordinary shares of Sogecable S.A. a limited liability company incorporated under the laws of the kingdom of Spain whose shares are listed on the Spanish Stock Exchanges.

The bonds bear interest at the rate of 1.75% per annum. Interests are payable annually in arrear on October 30 of each year, commencing on October 30, 2004.

Each bond is exchangeable at the holders’ option at any time, from January 1, 2004 up to the tenth business day preceding the maturity date, into ordinary share of Sogecable S.A. at an exchange ratio, subject to adjustment on the occurrence of certain events, of one share for one bond. Vivendi Universal may at its discretion elect to pay holders exercising their option the cash equivalent in euro of the then market value of the relevant shares.

Vivendi Universal is entitled, at any time on or after October 30, 2006, at its option, to redeem in cash all, but not less than all, of the outstanding bonds, if on each of 20 out of 30 consecutive trading days, the product of (i) the closing price of a Sogecable share on the Spanish Stock Exchanges and (ii) the then applicable exchange ratio equals or exceeds 125% of the sum of the principal amount of one bond (€29.32) plus accrued interest to, but excluding, the date set for redemption.

In addition, Vivendi Universal is entitled at any time to redeem in cash all, but not less than all, of the bonds outstanding at a price equal to the principal amount of the bonds (€29.32 per bond) plus accrued interest, if any, if less than 10% of the bonds originally issued remain outstanding at that time.

Unless previously redeemed, exchanged or purchased and cancelled, the bonds will be redeemed in cash on the maturity date (October 30, 2008) at their principal amount (€29.32 per bond).

The bonds, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions.

At the time of the issuance, the underlying Sogecable shares were owned by Canal+ Group and Canal+ Group had committed to lend a maximum of 20 million Sogecable shares to the financial institution acting as bookrunner for the bond issue, this number to be reduced by the number of bonds redeemed following the exercise by any bondholder of their exchange rights and, from October 1, 2004, by the number of shares, if any, sold by the lender, subject to a minimum threshold of 5 million Sogecable shares which are committed to remain available to the borrower. In February 2004, the Sogecable shares held by Canal+ Group as well as the stock loan were transferred to Vivendi Universal. Vivendi Universal will receive a fee of 0.5% per annum computed on the price of the shares effectively lent.

     (d) €1.2 billion ($935 million + €325 million (2010)) and €1.35 billion Senior Notes ($975 million + €500 million (2008))

     In April 2003, Vivendi Universal issued $935 million of Senior Notes at an offering price of 100% and €325 million of Senior Notes at an offering price of 98.746% maturing on April 15, 2010. The tranche denominated in US dollars bears an interest rate of 9.25% and the tranche denominated in euro bears an interest rate of 9.50%. Interest on the notes are payable semi-annually on April 15 and October 15 of each year. The notes rank pari passu in right of payment with all of Vivendi Universal’s existing and future unsecured senior indebtedness, effectively junior to Vivendi Universal’s current and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and senior to any future subordinated indebtedness of Vivendi Universal.

     In July 2003, Vivendi Universal issued $975 million and €500 million of Senior Notes at an offering price of 100% maturing on July 15, 2008. These notes bear an interest rate of 6.25%. Interest on the notes are payable semi-annually on January 15 and July 15 of each year. The notes rank pari passu in right of payment with all of Vivendi Universal’s current and future unsecured indebtedness, effectively junior to Vivendi Universal’s current and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and senior to any future subordinated indebtedness of Vivendi Universal.

Unaudited, French GAAP Basis

Following the tender offer launched in May 2004 and finalized on June 29, 2004, the total amount of the notes issued in April 2003 was reduced to $10 million for the dollar-denominated tranche and to €31 million for the euro-denominated tranche while the amount of the notes issued in July 2003 was reduced to $97 million for the dollar-denominated tranche and to €285 million for the euro-denominated tranche. Furthermore, the covenants attached to the notes were defeased, only the customary provisions in the event of default were maintained.

Finally, the conditions for early repayment of the Senior Notes mentioned above, and described in the Financial Report filed as a Form 20-F with the S.E.C., file number 001-16301, on July 1, 2004, Item 5, “Description of Vivendi Universal’s indebtedness” pp 83-90, are still applicable.

     (e) €527 million bonds exchangeable into shares of Vinci

In February 2001, Vivendi Universal issued 6,818,695 bonds exchangeable, at any time after April 10, 2001, for Vinci shares, for an amount of €527.4 million. The bonds bore interest at 1%, with 3.75% yield to maturity, and matured on March 1, 2006. The issue price was €77.35, 30% above the previous day’s closing rates for Vinci shares. This transaction allowed Vivendi Universal to complete its disengagement from Vinci, by exchanging its residual interest of 8.2% as at December 31, 2001. These bonds were subject to early redemption by the holders on March 1, 2004 (redemption price €83.97 per bond). Revenue from the issuance of the bonds has been lent to Veolia Environnement in the amount of its capital interest in Vinci (1,552,305 shares of the 6,818,695 held by the Group) via a mirror loan of €120 million repaid on September 30, 2003. The residual interest held by Vivendi Universal S.A. was placed on the market in 2002. To cover its obligations under the bond, Vivendi Universal concomitantly purchased, for €53 million, 5.3 million Vinci share options at a price of €88.81, corresponding to the bond par value as at March 1, 2006, in the absence of early redemption. On August 11, 2003, at the General Meeting for holders of these bonds, the majority of the bond holders who participated voted in favor of the proposal made to them by Vivendi Universal to increase the redemption price of the bonds from €88.81 to €93.25 at the maturity date of March 1, 2006. In return for the increase, the bond holders fully relinquished their right to exercise their early redemption option for March 2004. The new redemption price provides the holders with a gross return of 5.66% per annum from October 1, 2003 until maturity. Following the sale in September 2003 of the options bought in June 2002, Vivendi Universal purchased, for €16.5 million, 6.8 million Vinci share new options at a price of €93.25, corresponding to the bond par value as at March 1, 2006.

     (f) MAD 6 billion non recourse facility

On December 23, 2003, Vivendi Universal received an underwritten commitment from two banks for a 5 billion of dirham (MAD) non recourse facility designed to finance part of the acquisition of a 16% equity interest in Maroc Telecom S.A. On June 30, 2004, the expiration date of the commitment was extended to March 31, 2005 and the amount of the non-recourse facility was increased to MAD 6 billion.

The facility is to be granted to a wholly owned special purpose company which will hold all of Vivendi Universal’s interest in Maroc Telecom S.A and will be non recourse as against Vivendi Universal.

The facility will be split into two tranches, a tranche A in an amount of MAD 1 billion to MAD 2 billion with a maturity of two years and a tranche B in an amount of MAD 4 billion with a maturity of seven years.

The facility shall include mandatory prepayment provisions upon the occurrence of certain events, including Vivendi Universal ceasing to own directly or indirectly 66.66% of the issued share capital of the borrower, disposal by the borrower of all or any part of the Maroc Telecom shares, non-satisfaction of financial covenants or distribution of dividends from Maroc Telecom S.A. to the borrower which are insufficient to cover the next repayment installment and the annual interest payment due under the facility.

The facility shall provide for customary conditions precedent, covenants (including financial ratios) and events of default.

The security package shall include an assignment taking the form of a delegation of all cash dividends paid by Maroc Telecom S.A. as well as an assignment (also taking the form of a delegation) of any of the borrower’s rights in connection with the acquisition contract related to the purchase of the 16% equity interest in Maroc Telecom S.A.

Unaudited, French GAAP Basis

     (g) €405 million SFR Cegetel Group receivables securitization contracts

On May 11, 2004, SFR Cegetel Group set up two five-year receivables securitization contracts with a financial institution for an amount of €350 million for SFR-SRR and of €55 million for Cegetel S.A.S. (net of subordinated deposits described hereunder).

Under the terms of each contract, a subordinated deposit, in the form of a cash collateral, must be made as a lender guarantee. It corresponds to a portion of the face value of the transferred receivables, calculated on the basis of the quality of the receivables and of their weighting in the portfolio. On September 30, 2004, the total amounts of transferred receivables and of deposits made by SFR and Cegetel S.A.S. were €472 million and €83 million, respectively.

The financings bear interest at a rate corresponding to the issuance rate of the treasury bills issued through the securitization’s vehicle or to EURIBOR, on top of which there are fees customary for this type of transaction (subrogation fees, commitments fees and agent fees).

The renewal of these financings is subject to several conditions, among which the delivery of contractual documents by SFR Cegetel Group and the approval from the rating agencies on the rating of the receivables transferred to the securitization’s vehicle.

These financings are subject to prepayment if, among others: the delinquency rate or the dilution rate exceeds a certain percentage, the overweighting (“surdimensionnement”) rate exceeds a certain level, the financial net debt to EBITDA ratio exceeds 3.5 for the SFR SRR convention and 3 for the Cegetel S.A.S. convention and if, (i) in regards to the SFR SRR convention, Vivendi Universal or Vodafone would not control SFR anymore or (ii) in regards to the Cegetel S.A.S. convention, the sum of SFR and SNCF’s interests or of SFR’s interests only, would be below 49%.

SFR and Cegetel S.A.S. are allowed to reduce the maximum amount of their respective financing subject to them giving at least thirty business days’ notice.

The contracts contain different default provisions relating to failure in the delivery of contractual documents, breach of certain covenants, collective proceedings, dissolution or suspension of activities affecting SFR, breach of the financial net debt to EBITDA ratio mentioned above, non-payment by SFR SRR and Cegetel S.A.S. for any amount exceeding €30 million and €10 million, respectively or breach of obligations related to a financial commitment exceeding €30 million and €10 million by SFR SRR and Cegetel S.A.S., respectively, in which event the related debt is due.

     (h) €1.2 billion revolving credit facility

In order to refinance certain credit lines, SFR Cegetel Group set up on July 15, 2004, a €1.2 billion revolving loan with a 5-year maturity.

The loan includes a swing line facility for up to €350 million.

This facility bears interest at EURIBOR plus a fixed margin and a variable fee depending on the facility’s use.

The agreement provides for voluntary prepayment or cancellation of the whole or part of the facility, without any penalty or indemnity (other than break costs) subject to SFR giving a thirty-day notice in the first case or a five-day notice in the second case.

The loan is also subject to certain mandatory prepayment provisions, notably, in the event of a change in the SFR’s ownership if Vivendi Universal and Vodafone together cease to hold more than 50% of the share capital and voting rights of the borrower and if neither hold more than 50% of the share capital and voting rights.

The loan contains customary covenants which place restrictions on, among other things, mergers, disposals, security interests or require SFR to observe certain affirmative undertakings, including, but not limited to, insurance, provision of financial and other information and notification of defaults.

In addition, SFR must maintain a maximum ratio of net financial debt to EBITDA of 3.5 over 1 and a minimum ratio of EBIT to net financing costs of 3.0 over 1 on the last day of the first half of each financial year and the last day of each financial year of the borrower. The non-compliance with these ratios constitutes an event of default.

Unaudited, French GAAP Basis

Lastly, the loan agreement contains customary events of default provisions: payment default, insolvency and any insolvency proceedings affecting SFR or one of its subsidiaries, cross-default with any other debt of SFR or one of its subsidiaries, the non-compliance with any provisions of the contract and the security over mobile telephony operating licenses.

4. UPDATE RELATED TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (« IFRS ») PROJECT – 2005

Preliminary Remarks

Vivendi Universal’s consolidated financial statements will, as of January 1, 2005, be established in accordance with the International Financial Reporting Standards (“IFRS”) in force on December 31, 2005, in compliance with European regulation n° 1606/2002 applicable to listed companies on stock exchanges with the European Union (EU) and IFRS 1 “First Time Adoption of International Financial Reporting Standards”. Following the recommendation of “Autorité des marchés financiers”, comparative financial statements will be established in accordance with the same accounting standards for year 2004, or, as Vivendi Universal is also listed on the New York Stock Exchange (NYSE) for years 2003 and 2004, depending on the decision that will be reached in that respect by the US Securities and Exchange Commission (S.E.C.) relative to non-US registrants. A first project of S.E.C.’s recommendation has been emitted last April, which proposed an exemption of comparative financial statements for year 2003 for the Form 20-F purposes.

To publish this comparative information, Vivendi Universal will have to prepare an opening statement of financial position as of January 1, 2003 or January 1, 2004 (the latter date is the most likely, but remains to be confirmed as indicated in the previous paragraph), transition date to IFRS and starting point applying these standards, and date as of which the impacts related to the transition will be recognized, mainly against shareholders’ equity.

     4.1. Project description and current status

Vivendi Universal launched a project for the conversion of its financial statements to IFRS during the fourth quarter of 2003, which enabled the identification and the treatment of the main differences in accounting methods and will enable the preparation of the opening statement of financial position as of January 1, 2004 (most likely case) in accordance with the standards effective in 2005. This analysis will be complete only when the publication of the International Accounting Standard Board (IASB) of the last expected standards or interpretations occurs and when they are approved by the EU. As such, Vivendi Universal will apply the IAS 32 and 39 standards related to financial instruments in its opening statement of financial position as of January 1, 2004, subject to the European Commission’s directives on that matter.

The IFRS conversion project is divided into three main phases:
1)	Diagnosis phase: analysis of accounting principles (French and US GAAP) and of information systems (consolidation, corporate and upstream systems);
2)	Impact study phase: definition of IFRS accounting policies and simulation of the impacts;

3)	Implementation within the group phase: technical training, adaptation of information systems, production of IFRS format opening statement of financial position as of January 1, 2004 and implementation with the objective of a regular preparation in 2005, with 2004 comparatives, of accounting and financial information according to IFRS standards.

At this stage, Vivendi Universal:
•	has almost completed the phases 1 and 2 of the project. The assessment of main impacts identified on the accounts at this stage is still in process;

•	has initiated the phase 3 in June. It must be noted that the most immediate aspect to be treated will be the preparation of an opening statement of financial position as of January 1, 2004.

     4.2. Description of principal accounting differences already identified

Certain IFRS standards and interpretations that will take effect on December 31, 2005 have been published in their final version by the IASB later than initially expected (the IASB initially committed itself to publish the last texts applicable in 2005 on March 31, 2004 at the latest), or even are still not published. Considering the recent publication of several IFRS standards and interpretations, of the fact that they have hardly been put into practice and of the limited number of interpretations, certain transactions within the group are still being analyzed. The impacts related to the implementation of IFRS standards are still not exhaustive and other impacts, currently being analyzed, could be induced by this new set of standards.

Unaudited, French GAAP Basis

The principal accounting differences at this stage can be summarized as follows:

- Choice of options at the IFRS transition date (standard IFRS 1)

•	No restatement of business combinations that took place prior to the transition date;

•	No valuation of fixed assets at fair value as of the transition date;

•	Pensions and other commitments to employees: recognition of unrecognized actuarial gains and losses on accrued pensions as a reduction of shareholders’ equity;

•	Cumulative Translation Differences (CTDs): option of zeroing them out through a reclassification to shareholders’ equity, with no impact on the total; as a consequence, the VUE divestiture should be a gain according to the IFRS while it was a loss according to French GAAP considering the reclassification from CTDs to earnings.

- Financial communication

•	The current format of Vivendi Universal’s external financial reporting is for the most part compliant with the IFRS standards.

•	Main changes brought to the Statement of Income:

•	Absence of goodwill amortization whereas under French GAAP goodwill is amortized on a straight-line basis over a period of up to 40 years.

•	Presentation of the change in the fair value of financial instruments (excluding foreign currency hedging) in financing and other expenses, net and segregation of the related impacts in the Notes to the Financial Statements;

•	Separated presentation of Net Earnings (Losses) from Discontinued Operations.

•	Main changes brought to the Statement of Financial Position:

•	Distinction between current and non current by line items (assets and liabilities);

•	Inclusion of minority interests and of the notes mandatorily redeemable for new shares of Vivendi Universal (recorded in other equity according to French GAAP) in shareholders’ equity;

•	Presentation of assets held for sale and related liabilities as a separate line item of the Statement of Financial Position.

•	No significant impact expected on the Statement of Cash Flows.

•	The Notes to the Financial Statements are for the most part compliant with the IFRS standards, except when the accounting information prior to January 1, 2004 is not available, or when the required information is presented in another section of the Annual Report (“Document de Référence”), in which case it will be reclassified in the Notes to the Financial Statements.

- Revenues: the identified changes in accounting methods mainly relate to Telecom operation units.

•	Accounting for revenues when transferring to a third party the risks and rewards related to the good or the service sold;

•	Net accounting for the revenues collected on behalf of content suppliers;

•	Accounting of subsidies granted to customers on handsets (linked with services or not) is netted from revenues to the extent of margin (before subsidy) generated on the sale of the handset and is accounted for in selling, general and administrative expenses for the remaining part.

- Intangible assets: the identified changes in accounting methods mainly relate to Media operation units.

•	Sport rights (Canal+ Group): accounted for as a current asset at the completion of the contract, depending on the payments (under French GAAP, accounted for as an intangible asset at the inception date of the contract); as an expense at the broadcasting.

- Financial instruments

•	Foreign exchange: the accounting choices have no impact on management practices, based on the principle of foreign currency hedging.

•	Firm commitments: hedge accounting will be applied, and both hedged item and hedging instrument will be recorded at fair value with changes in fair value passed to Earnings (Losses) from Operations. Documentation and effectiveness tests are to be performed; few transactions are concerned, but the individual amount is significant (like certain sport rights at Canal+ Group)

Unaudited, French GAAP Basis

•	Financial assets, liabilities and derivatives: no hedge accounting inducing high volatility on net result due to their accounting at fair value for each closing, whether impacted through financing and other expenses, net or through shareholders’ equity; under IFRS, the underlying losses and gains are accounted (while only underlying losses were accounted under French GAAP).

- Stock option plans and stock purchase plans

•	The change in accounting method affects every reporting unit, as far as some of their employees benefited from the plans.

•	The granted compensation related to these plans, is incurred as an employee expense against the equity.

•	The total compensation cost is measured at its fair value and is recorded in accordance with the vesting period.

5. FORWARD LOOKING STATEMENTS

This report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to divestitures, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use words such as “estimate(s),” “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including, without limitation, the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, Internet or theme park projects, and anticipated cost savings from asset disposals and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that managements’ expectations, beliefs and projections will be achieved.

There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among others: the receipt of required governmental and other third-party approvals of the transaction; changes in the stock market and interest rate environment that affect revenues; general economic and business conditions, particularly a general economic downturn; industry trends; the availability and terms of financing; the terms and conditions of asset divestitures and the timing thereof; changes in ownership structure; competition; changes in business strategy or development plans; challenges to, or losses or infringements of intellectual property rights; customer preference; technological advancements; political conditions; foreign currency exchange rate fluctuations; legal and regulatory requirements and the outcome of legal proceedings and pending investigations; environmental liabilities; natural disasters; and war or acts of terrorism.

The foregoing list is not exhaustive: other factors may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this document and are expressly qualified in their entirety by the cautionary statements.

Unaudited, French GAAP Basis

B- APPENDIX TO THE NINE MONTHS YEAR-TO-DATE OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reconciliations of actual revenues and operating income to revenues and operating income on a pro forma and a comparable basis

It is required under French GAAP (paragraph 423 of the CRC Rule 99-02) to promote comparability, even though it should be noted that this information on a pro forma and a comparable basis is not compliant with Article 11 of Regulation S-X under the U.S. Securities Exchange Act of 1934. Revenues and operating income on a pro forma and a comparable basis provide useful information to investors because they include comparable operations in each period presented and thus represent meaningful comparative information for assessing earnings trends.

Unaudited, French GAAP Basis

1.	RECONCILIATION OF ACTUAL REVENUES AND OPERATING INCOME TO REVENUES AND OPERATING INCOME ON A PRO FORMA AND A COMPARABLE BASIS FOR THE THIRD QUARTER OF 2004:

	As			Canal+		VTI assets		Comparable
Quarter ended September 30, 2004	published	VUE	Pro forma	assets(a)	Mauritel	(b)	Other	basis
	(In millions of euros)
Revenues
Canal+ Group	€850	€—	€850	€(19)	€—	€—	€—	€831
Universal Music Group	1,164	—	1,164	—	—	—	—	1,164
Vivendi Universal Games	63	—	63	—	—	—	—	63

Media	€2,077	€—	€2,077	€(19)	€—	€—	€—	€2,058
SFR Cegetel Group	2,188	—	2,188	—	—	—	—	2,188
Maroc Telecom	440	—	440	—	—	—	—	440

Telecom	€2,628	€—	€2,628	€—	€—	€—	€—	€2,628
Other	(2)	—	(2)	—	—	—	(4)	(6)

Total Vivendi Universal	€4,703	€—	€4,703	€(19)	€—	€—	€(4)	€4,680

(Excluding VUE)
VUE	—	—	—	—	—	—	—	—

Total Vivendi Universal	€4,703	€—	€4,703	€(19)	€—	€—	€(4)	€4,680

Operating Income (Loss)
Canal+ Group	€96	€—	€96	€(4)	€—	€—	€—	€92
Universal Music Group	29	—	29	—	—	—	—	29
Vivendi Universal Games	(29)	—	(29)	—	—	—	—	(29)

Media	€96	€—	€96	€(4)	€—	€—	€—	€92
SFR Cegetel Group	613		613	—	—	—	—	613
Maroc Telecom	196		196	—	—	—	—	196

Telecom	€809	€—	€809	€—	€—	€—	€—	€809
Holding & Corporate	(61)	—	(61)	—	—	—	—	(61)
Other	22	—	22	—	—	—	(3)	19

Total Vivendi Universal	€866	€—	€866	€(4)	€—	€—	€(3)	€859

(Excluding VUE)
VUE	—	—	—	—	—	—	—	—

Total Vivendi Universal	€866	€—	€866	€(4)	€—	€—	€(3)	€859

(a)	Mainly comprised of Canal+ Nederland.

(b)	Comprised of Monaco Telecom and Kencell.

Unaudited, French GAAP Basis

2.	RECONCILIATION OF ACTUAL REVENUES AND OPERATING INCOME TO REVENUES AND OPERATING INCOME ON A PRO FORMA AND A COMPARABLE BASIS FOR THE FIRST NINE MONTHS OF 2004:

	As			Canal+		VTI assets		Comparable
Nine months ended September 30, 2004	published	VUE	Pro forma	assets (a)	Mauritel	(b)	Other	basis
	(In millions of euros)
Revenues
Canal+ Group	€2,689	€—	€2,689	€(105)	€—	€—	€—	€2,584
Universal Music Group	3,233	—	3,233	—	—	—	—	3,233
Vivendi Universal Games	211	—	211	—	—	—	—	211

Media	€6,133	€—	€6,133	€(105)	€—	€—	€—	€6,028
SFR Cegetel Group	6,301	—	6,301	—	—	—	—	6,301
Maroc Telecom	1,210	—	1,210	—	31	—	—	1,241

Telecom	€7,511	€—	€7,511	€—	€31	€—	€—	€7,542
Other	123	—	123	—	—	(119)	(11)	(7)

Total Vivendi Universal (Excluding VUE)	€13,767	€—	€13,767	€(105)	€31	€(119)	€(11)	€13,563

VUE	2,327	(2,327)	—	—	—	—	—	—

Total Vivendi Universal	€16,094	€(2,327)	€13,767	€(105)	€31	€(119)	€(11)	€13,563

Operating Income (Loss)
Canal+ Group	€303	€—	€303	€(11)	€—	€—	€—	€292
Universal Music Group	44	—	44	—	—	—	—	44
Vivendi Universal Games	(185)	—	(185)	—	—	—	—	(185)

Media	€162	€—	€162	€(11)	€—	€—	€—	€151
SFR Cegetel Group	1,799	—	1,799	—	—	—	—	1,799
Maroc Telecom	514	—	514	—	9	—	—	523

Telecom	€2,313	€—	€2,313	€—	€9	€—	€—	€2,322
Holding & Corporate	(173)	—	(173)	—	—	—	—	(173)
Other	45	—	45	—	—	(16)	1	30

Total Vivendi Universal (Excluding VUE)	€2,347	€—	€2,347	€(11)	€9	€(16)	€1	€2,330

VUE	337	(337)	—	—	—	—	—	—

Total Vivendi Universal	€2,684	€(337)	€2,347	€(11)	€9	€(16)	€1	€2,330

(a)	Mainly comprised of Canal+ Nederland and “flux-divertissement” business of StudioExpand.

(b)	Comprised of Monaco Telecom and Kencell.

Unaudited, French GAAP Basis

3.	RECONCILIATION OF ACTUAL REVENUES AND OPERATING INCOME TO REVENUES AND OPERATING INCOME ON A PRO FORMA AND A COMPARABLE BASIS FOR THE THIRD QUARTER OF 2003:

	As			VUP assets		Canal+
Quarter ended September 30, 2003	published	Telepiù	VUE	sold in 2003	Pro forma	assets (a)
	(In millions of euros)
Revenues
Canal+ Group	€969	€—	€—	€—	€969	€(138)
Universal Music Group	1,115	—	—	—	1,115	—
Vivendi Universal Games	77	—	—	—	77	—

Media	€2,161	€—	€—	€—	€2,161	€(138)
SFR Cegetel Group	1,941	—	—	—	1,941	—
Maroc Telecom	387	—	—	—	387	—

Telecom	€2,328	€—	€—	€—	€2,328	€—
Other	109	—	—	—	109	—

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€4,598	€—	€—	€—	€4,598	€(138)

VUE	1,305	—	(1,305)	—	—	—
VUP assets sold in 2003	—	—	—	—	—	—

Total Vivendi Universal	€5,903	€—	€(1,305)	€—	€4,598	€(138)

Operating Income (Loss)
Canal+ Group	€133	€—	€—	€—	€133	€(10)
Universal Music Group	4	—	—	—	4	—
Vivendi Universal Games	(58)	—	—	—	(58)	—

Media	€79	€—	€—	€—	€79	€(10)
SFR Cegetel Group	531	—	—	—	531	—
Maroc Telecom	174	—	—	—	174	—

Telecom	€705	€—	€—	€—	€705	€—
Holding & Corporate	(59)	—	—	—	(59)	—
Other	(26)	—	—	—	(26)	—

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€699	€—	€—	€—	€699	€(10)

VUE	197	—	(197)	—	—	—
VUP assets sold in 2003	—	—	—	—	—	—

Total Vivendi Universal	€896	€—	€(197)	€—	€699	€(10)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Telecom
	Développem		Atica &		VTI assets		Comparable
Quarter ended September 30, 2003	ent	Mauritel	Scipione	Internet	(b)	Other	basis
	(In millions of euros)
Revenues
Canal+ Group	€—	€—	€—	€—	€—	€—	€831
Universal Music Group	—	—	—	—	—	—	1,115
Vivendi Universal Games	—	—	—	—	—	—	77

Media	€—	€—	€—	€—	€—	€—	€2,023
SFR Cegetel Group	41	—	—	—	—	—	1,982
Maroc Telecom	—	12	—	—	—	—	399

Telecom	€41	€12	€—	€—	€—	€—	€2,381
Other	—	—	(4)	(13)	(67)	(13)	12

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€41	€12	€(4)	€(13)	€(67)	€(13)	€4,416

VUE	—	—	—	—	—	—	—
VUP assets sold in 2003	—	—	—	—	—	—	—

Total Vivendi Universal	€41	€12	€(4)	€(13)	€(67)	€(13)	€4,416

Operating Income (Loss)
Canal+ Group	€—	€—	€—	€—	€—	€—	€123
Universal Music Group	—	—	—	—	—	—	4
Vivendi Universal Games	—	—	—	—	—	—	(58)

Media	€—	€—	€—	€—	€—	€—	€69
SFR Cegetel Group	7	—	—	—	—	—	538
Maroc Telecom	—	4	—	—	—	—	178

Telecom	€7	€4	€—	€—	€—	€—	€716
Holding & Corporate	—	—	—	—	—	—	(59)
Other	—	—	8	18	(8)	1	(7)

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€7	€4	€8	€18	€(8)	€1	€719

VUE	—	—	—	—	—	—	—
VUP assets sold in 2003	—	—	—	—	—	—	—

Total Vivendi Universal	€7	€4	€8	€18	€(8)	€1	€719

(a)	Mainly comprised of Canal+ Nordic, Canal+ Benelux, and “flux-divertissement” business of StudioExpand.

(b)	Comprised of Vivendi Telecom Hungary, Monaco Telecom and Kencell.

Unaudited, French GAAP Basis

4.	RECONCILIATION OF ACTUAL REVENUES AND OPERATING INCOME TO REVENUES AND OPERATING INCOME ON A PRO FORMA AND A COMPARABLE BASIS FOR THE FIRST NINE MONTHS OF 2003:

	As			VUP assets		Canal+
Nine months ended September 30, 2003	published	Telepiù	VUE	sold in 2003	Pro forma	assets (a)
	(In millions of euros)
Revenues
Canal+ Group	€3,184	€(311)	€—	€—	€2,873	€(384)
Universal Music Group	3,283	—	—	—	3,283	—
Vivendi Universal Games	317	—	—	—	317	—

Media	€6,784	€(311)	€—	€—	€6,473	€(384)
SFR Cegetel Group	5,553	—	—	—	5,553	—
Maroc Telecom	1,101	—	—	—	1,101	—

Telecom	€6,654	€—	€—	€—	€6,654	€—
Other	434	—	—	—	434	—

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€13,872	€(311)	€—	€—	€13,561	€(384)

VUE	4,267	—	(4,267)	—	—	—
VUP assets sold in 2003	128	—	—	(128)	—	—

Total Vivendi Universal	€18,267	€(311)	€(4,267)	€(128)	€13,561	€(384)

Operating Income (Loss)
Canal+ Group	€378	€(113)	€—	€—	€265	€(14)
Universal Music Group	(38)	—	—	—	(38)	—
Vivendi Universal Games	(110)	—	—	—	(110)	—

Media	€230	€(113)	€—	€—	€117	€(14)
SFR Cegetel Group	1,515	—	—	—	1,515	—
Maroc Telecom	457	—	—	—	457	—

Telecom	€1,972	€—	€—	€—	€1,972	€—
Holding & Corporate	(213)	—	—	—	(213)	—
Other	(114)	—	—	—	(114)	—

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€1,875	€(113)	€—	€—	€1,762	€(14)

VUE	692	—	(692)	—	—	—
VUP assets sold in 2003	6	—	—	(6)	—	—

Total Vivendi Universal	€2,573	€(113)	€(692)	€(6)	€1,762	€(14)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Telecom
	Développem		Atica &				Comparable
Nine months ended September 30, 2003	ent	Mauritel	Scipione	Internet	VTI assets (b)	Other	basis
	(In millions of euros)
Revenues
Canal+ Group	€—	€—	€—	€—	€—	€—	€2,489
Universal Music Group	—	—	—	—	—	—	3,283
Vivendi Universal Games	—	—	—	—	—	—	317

Media	€—	€—	€—	€—	€—	€—	€6,089
SFR Cegetel Group	94	—	—	—	—	—	5,647
Maroc Telecom	—	34	—	—	—	—	1,135

Telecom	€94	€34	€—	€—	€—	€—	€6,782
Other	—	—	(43)	(73)	(260)	(38)	20

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€94	€34	€(43)	€(73)	€(260)	€(38)	€12,891

VUE	—	—	—	—	—	—	—
VUP assets sold in 2003	—	—	—	—	—	—	—

Total Vivendi Universal	€94	€34	€(43)	€(73)	€(260)	€(38)	€12,891

Operating Income (Loss)
Canal+ Group	€—	€—	€—	€—	€—	€—	€251
Universal Music Group	—	—	—	—	—	—	(38)
Vivendi Universal Games	—	—	—	—	—	—	(110)

Media	€—	€—	€—	€—	€—	€—	€103
SFR Cegetel Group	26	—	—	—	—	—	1,541
Maroc Telecom	—	10	—	—	—	—	467

Telecom	€26	€10	€—	€—	€—	€—	€2,008
Holding & Corporate	—	—	—	—	—	—	(213)
Other	—	—	1	92	(27)	6	(42)

Total Vivendi Universal (Excluding VUE and VUP assets sold in 2003)	€26	€10	€1	€92	€(27)	€6	€1,856

VUE	—	—	—	—	—	—	—
VUP assets sold in 2003	—	—	—	—	—	—	—

Total Vivendi Universal	€26	€10	€1	€92	€(27)	€6	€1,856

(a)	Mainly comprised of Canal+ Nordic, Canal+ Benelux, and “flux-divertissement” business of StudioExpand.

(b)	Comprised of Vivendi Telecom Hungary, Monaco Telecom and Kencell.

Unaudited, French GAAP Basis

C- CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2004 (FRENCH GAAP, UNAUDITED)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(French GAAP, unaudited)

		September 30	December 31,
(In millions of euros)	Note	2004	2003
ASSETS
Goodwill, net	3	€16,776	€17,789
Other intangible assets, net	12	6,248	11,778
Property, plant and equipment, net		5,019	6,365
Investments accounted for using the equity method	12	858	1,083
Investment in NBC Universal	2	463	—
Other investments accounted for using the equity method		395	1,083
Other investments		2,012	3,549

Total long-term assets		30,913	40,564

Inventories and work-in-progress		473	744
Accounts receivable		6,332	8,809
Deferred tax assets	10	1,719	1,546
Short-term loans receivable and marketable securities		309	399
Cash and cash equivalents	7	1,231	2,858

Total current assets		10,064	14,356

TOTAL ASSETS	12	€40,977	€54,920

SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital		€5,898	€5,893
Additional paid-in capital		6,098	6,030
Retained earnings and others		660	—

Total shareholders’ equity	4	12,656	11,923
Minority interests	5	3,123	4,929
Other equity	6	1,000	1,000
Deferred income		271	560
Provisions		2,185	2,294
Long-term debt	7	4,687	9,621
Other non-current liabilities and accrued expenses		1,265	2,407

		25,187	32,734

Accounts payable		10,071	12,261
Deferred taxes liabilities	10	3,656	5,123
Bank overdrafts and other short-term borrowings	7	2,063	4,802

Total current liabilities		15,790	22,186

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		€40,977	€54,920

The accompanying notes are integral part of these unaudited consolidated financial statements.

Unaudited, French GAAP Basis

CONSOLIDATED STATEMENT OF INCOME
(French GAAP, unaudited)

						Year ended
				Nine months ended September 30,		December 31,
(In millions of euros, except per share amounts)			Note	2004	2003	2003
Revenues			12	€16,094	€18,267	€25,482
Cost of revenues				(8,864)	(10,232)	(15,268)
Selling, general and administrative expenses				(4,464)	(5,386)	(6,812)
Other operating expenses, net				(82)	(76)	(93)

Operating income			12	2,684	2,573	3,309
Financing expense				(389)	(531)	(698)
Other financial expenses, net of provisions	(a	)	8	(426)	(339)	(509)

Financing and other expenses, net				(815)	(870)	(1,207)

Income before gain (loss) on businesses sold, net of provisions, and other, income taxes, equity interest, goodwill amortization and minority interests				1,869	1,703	2,102
Gain (loss ) on businesses sold, net of provisions, and other	(b	)	9	(1,657)	481	602
Income tax expense	(c	)	10	(244)	(845)	408

Income (loss) before equity interest, goodwill amortization and minority interests				(32)	1,339	3,112
Equity in (losses) earnings of unconsolidated companies	(d	)		187	(87)	72
Equity loss in Veolia Environnem ent im pairm ent	(e	)		—	(190)	(203)
Goodwill amortization			3	(412)	(625)	(1,120)
Impairment losses			3	(19)	(161)	(1,792)

Income (loss) before minority interests				(276)	276	69
Minority interests			5	(806)	(777)	(1,212)

Net loss				€(1,082)	€(501)	€(1,143)

Loss per basic share				€(1.01)	€(0.47)	€(1.07)

Weighted average common shares outstanding (in millions)	(f	)		1,071.9	1,070.8	1,071.7

The accompanying notes are integral part of these unaudited consolidated financial statements.

(a)	In 2004, includes the cost related to the redemption of Senior Notes (-€303 million).

(b)	In 2004, mainly includes the after tax loss on the divestiture of 80% of Vivendi Universal’s interests in Vivendi Universal Entertainment for -€1,739 million net of a -€2,105 million foreign currency translation adjustment (please refer to note 2 “NBC-Universal transaction”) as well as gain on the divestiture of other entities, net of provisions (+€181 million).

(c)	In 2004, following its admission to the French Consolidated Income Tax Regime as of January 1, 2004, Vivendi Universal has recorded a tax saving of €750 million. Please refer to note 10 “Income taxes”.

(d)	In 2004, includes the equity in NBC Universal’s earnings since May 12, 2004, i.e. €57 million. In 2003, includes the equity in earnings of the Consumer Press Division, which was sold in February 2003.

(e)	Corresponds to Vivendi Universal’s 20.4% interest in Veolia Environnement’s impairment of goodwill and other intangible assets (i.e. €440 million and €453 million as of September 30, 2003 and as of December 31, 2003, respectively), after a notional impairment of goodwill initially recorded as a reduction of shareholders’ equity of €250 million, as prescribed by French GAAP.

(f)	Excluding treasury shares recorded as a reduction of shareholders’ equity (that is 3,166 shares as at September 30, 2004). The weighted average common shares outstanding do not include the potential dilution effect of outstanding convertible bonds and stock options. Please refer to note 4 “Shareholders’ equity”.

Unaudited, French GAAP Basis

CONSOLIDATED STATEMENT OF CASH FLOWS
(French GAAP, unaudited)

						Year ended
				Nine months ended September 30,		December 31,
(In millions of euros)			Note	2004 (a)	2003 (a)	2003 (a)
Cash flow — operating activities:
Net loss				€(1,082)	€(501)	€(1,143)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization			11	1,748	2,263	4,759
Equity loss in Veolia Environnement impairment				—	190	203
Financial provisions and provisions related to businesses sold	(b	)		6	(407)	(1,007)
Gain on sale of property, plant and equipment and financial assets, net				1,692	(195)	47
Equity in (losses) earnings of unconsolidated companies	(c	)		(187)	87	(72)
Deferred taxes				(797)	35	(842)
Minority interests			5	806	777	1,212
Dividends received from uncons olidated com panies	(d	)		355	55	59
Changes in assets and liabilities, net of effect of acquisitions and divestitures				987	(151)	670

Net cash provided by operating activities				3,528	2,153	3,886
Cash flow — investing activities:
Capital expenditures			12	(1,007)	(979)	(1,552)
Proceeds from sales of property, plant, equipment and intangible assets				232	367	477
Purchases of investments	(e	)		(401)	(4,332)	(4,422)
Sales of investments	(e	)		3,011	1,394	1,408
Net decrease (increase) in financial receivables				13	160	140
Sales (purchases) of marketable securities				(30)	48	49

Net cash provided by (used for) investing activities				1,818	(3,342)	(3,900)
Cash flow — financing activities:
Net increase (decrease) in short-term borrowings				(3,059)	(4,805)	(7,259)
Proceeds from issuance of borrowings and other long-term debt				1,030	6,257	5,657
Principal payment on borrowings and other long-term liabilities				(3,373)	(4,646)	(1,947)
Net proceeds from issuance of common shares				15	70	71
Sales (purchases) of treasury shares				—	(100)	(98)
Cash dividends paid			5	(1,649)	(773)	(737)

Net cash provided by (used for) financing activities				(7,036)	(3,997)	(4,313)
Foreign currency translation adjustment				63	64	(110)

Change in cash and cash equivalents				€(1,627)	€(5,122)	€(4,437)

Cash and cash equivalents:

Beginning				€2,858	€7,295	€7,295

Ending				€1,231	€2,173	€2,858

The accompanying notes are integral part of these unaudited consolidated financial statements.

(a)	Includes 100% of SFR, Maroc Telecom and Vivendi Universal Entertainment (until May 11, 2004) which are controlled by Vivendi Universal with a 56%, 51% and 92% voting interest respectively and a 56%, 35% and 86% ownership interest respectively. The cash flow contribution from SFR and Maroc Telecom for the nine months ended September 30, 2004 is disclosed in note 11.2.

(b)	For the nine months ended September 30, 2004, comprises financial provisions reported in “other financial expenses, net of provisions” (-€66 million) and provisions reported in “gain (loss) on businesses sold, net of provisions, and other” (€60 million).

(c)	Includes the reversal of equity in earnings of sold subsidiaries.

(d)	These dividends have no impact on Vivendi Universal net income. As at September 30, 2004, they include, among other, the dividends received from NBC Universal. In compliance with the terms of the combination agreement signed between Vivendi Universal, General Electric and NBC, Vivendi Universal reimbursed all the cash generated by VUE between October 1, 2003 and May 11, 2004 (i.e. €629 million). In June, Vivendi Universal received a dividend of €224 million from NBC Universal corresponding to 20%[25] of the cash generated by NBC and VUE from October 1, 2003 to May 11, 2004. This dividend has been recognized in net cash provided by operating activities while the consolidated cash flow statement includes 100% of VUE until its deconsolidation on May 11, 2004. On September 29, 2004, Vivendi Universal received a second dividend of €78 million corresponding to 20% of the cash generated by NBC Universal from May 12, 2004 to July 31, 2004.

(e)	Includes net cash from acquired and divested companies.

25 Before Universal Studios Holding Corp’s minority interests.

Unaudited, French GAAP Basis

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(French GAAP, unaudited)

					Retained Earnings and Others
		Common shares				Cumulative
						Foreign
				Additional		Currency
				Paid-in	Retained	Translation	Treasury			Shareholders’
(In millions of euros)	Note	Number	Amount	Capital	Earnings	Adjustment	Shares(a)	Total		Equity
		(Thousands)
Balance at December 31, 2002		1,068,559	€5,877	€27,687	€(16,921)	€(2,618)	€(5)	€(19,544)		€14,020
Net loss for the year 2003		—	—	—	(1,143)	—	—	(1,143)		(1,143)
Foreign currency translation adjustment		—	—	—	—	(1,132)	—	(1,132)		(1,132)
Appropriation of 2002 net income		—	—	(21,789)	21,789	—	—	21,789		—
Conversion of ex-Seagram exchangeables		2,052	11	152	(163)	—	—	(163)		—
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan		3,361	19	18	—	—	—	—		37
Treasury shares cancelled (incl. stripped shares)		(2,453)	(14)	(38)	52	—	—	52		—
Treasury shares allocation		—	—	—	—	—	5	5		5
Release of revaluation surplus and other		—	—	—	136	—	—	136		136

Balance at December 31, 2003		1,071,519	€5,893	€6,030	€3,750	€(3,750)	€—	€—		€11,923

Net loss for the period		—	—	—	(1,082)	—	—	(1,082	)(b)	(1,082)
Reversal of foreign currency translation adjustment related to 80% of the interests in VUE	2	—	—	—	—	2,105	—	2,105	(b)	2,105
Foreign currency translation adjustment		—	—	—	—	(164)	—	(164)		(164)
Impact of the implementation of CRC Rule 04-03	1	—	—	—	(95)	—	—	(95)		(95)
Conversion of ex-Seagram exchangeables		921	5	68	(73)	—	—	(73)		—
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan		833	4	11	—	—	—	—		15
Treasury shares cancelled (incl. stripped shares)		(714)	(4)	(11)	15	—	—	15		—
Release of revaluation surplus and other		—	—	—	(46)	—	—	(46)		(46)

Balance at September 30, 2004		1,072,559	€5,898	€6,098	€2,469	€(1,809)	€—	€660		€12,656

The accompanying notes are integral part of these unaudited consolidated financial statements.

(a)	Excluding stripped shares.

(b)	In accordance with accounting principles, upon the divestiture of 80% of its interests in VUE, Vivendi Universal reclassified to net income, in proportion to the divested economic interests, the foreign cumulative translation adjustment related to VUE recorded as a reduction of shareholders’ equity. This reclassification resulted in a loss of €2,105 million, but had no impact on shareholders’ equity.

Unaudited, French GAAP Basis

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

The first nine-month consolidated financial statements of Vivendi Universal have been prepared in accordance with the generally accepted accounting principles in France (French GAAP) according to Rule 99.02 of the “Comité de la Règlementation Comptable” (French Accounting Standards Board) and according to the Recommendations of the “Conseil National de la Comptabilité” with respect to interim financial statements.

The accounting policies applied for the consolidated financial statements as at September 30, 2004 are the same as those used for the consolidated financial statements as at December 31, 2003, except for the change of method described below. Taxes for the first nine months of 2004 have been calculated on the basis of the estimated, effective, annual tax rate applied to the pre-tax, first nine-month results adjusted for any items subjected to a lower tax rate. However, where a lower tax rate is applicable, the current rate has been used for the calculation. Employee bonuses and pension plan commitments have been included in the first nine-month accounts at 75% of the estimated actual cost for 2004.

New accounting standard applied by the Company from January 1, 2004: CRC Rule 04-03 issued on May 4, 2004

The Financial Security Law (“Loi sur la Sécurité Financière”) enacted on August 1, 2003, includes an accounting stipulation that cancels the requirement to own any ownership share in an entity to consolidate it whenever the entity is deemed to be controlled in substance. This stipulation, which took effect on January 1, 2004, resulted in the modification to CRC Rule 99-02 by issuance of CRC Rule 04-03 dated May 4, 2004. This new regulation led Vivendi Universal to fully consolidate as of January 1, 2004, some Special Purpose Vehicles used for the defeasance of certain real estate assets. This consolidation as of January 1, 2004 resulted in (i) on the assets side, the recognition of real estate assets, i.e. an increase of €245 million in “Property, plant and equipment”, (ii) on the liabilities side, an increase of €333 million in “Long-term debt” (please refer to note 7 “Financial net debt”). The impact on shareholders’ equity amounted to -€95 million and corresponded to the involved entities’ earnings dating back to January 1, 2004. The impact on the net income for the period was -€6 million. This consolidation had no effect on the subtotals in the Consolidated Statement of Cash Flows.
In addition, the first application of this rule to Ymer led to the consolidation of this entity, considered as a Special Purpose Entity. As indicated in the note 27 (f) to the 2003 Form 20-F that was filed with the S.E.C. on July 1, 2004, Ymer holds 2% equity interest in Elektrim Telekomunikacja (Vivendi Universal and Elektrim S.A. each holding 49%). Since Vivendi Universal has purchased non-voting shares in LBI fund, an investment company operating as a mutual fund, which enabled Ymer to finance its acquisition of Elektrim Telekomunikacja interests, Vivendi Universal carries the economic exposure related to the assets held by Ymer. Per contra, the transfer by Elektrim S.A. of 2% of its interests in Elektrim Telekomunikacja to Ymer precludes Elektrim S.A. to yield control over Elektrim Telekomunikacja. On the other hand, Vivendi Universal has no mean to exercise Ymer’s voting rights in Elektrim Telekomunikacja. For these reasons, Vivendi Universal accounts for its interests in Elektrim Telekomunikacja using the equity method. This new accounting standard resulted in the reclassification of the investment in the LBI fund into “Investments accounted for using the equity method” without impacting the shareholders’ equity or the consolidated net income. Finally, Vivendi Universal, Elektrim S.A. and Ymer consider selling the entire participation held by Elektrim Telekomunikacja in PTC.

Change in estimate UMG

As of January, 2004, the amortization of UMG’s recorded music catalog and music publishing copyrights was reduced from 20 to 15 years. This change in estimate resulted from the Company’s annual impairment review of intangible assets at the end of 2003, where it was determined that the estimated useful lives were shorter than originally anticipated primarily as a result of the weakness in the global music market. As a result, amortization expense was higher by €47 million in the first nine months of 2004. Had the Company amortized its recorded music catalog and music publishing copyrights over the shorter useful lives in the first nine months of 2003, amortization expense would have been higher by €42 million.

The accompanying interim consolidated financial statements are unaudited but, in the opinion of management, contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly the financial position and the results of operation and cash flows for the period presented in accordance with accounting principles generally accepted in France applicable to interim periods. The first nine-month consolidated financial statements should be read in conjunction with (i) the audited consolidated financial statements of Vivendi Universal for the year ended December 31, 2003, as published in the 2003 “Document de Référence” (annual report) that was registered under number D.04-0491 with the “Autorité des marchés financiers” (A.M.F.) on April 14, 2004 and in the 2003 Form 20-F filed with the Securities and Exchange Commission (S.E.C.) on July 1, 2004, (ii) the update of the 2003 “Document de Référence” filed with the A.M.F. on October 11, 2004 and (iii) the Form 6-K for the half year ended June 30, 2004 filed with the S.E.C. on September 16, 2004.

Unaudited, French GAAP Basis

NOTE 2. NBC-UNIVERSAL TRANSACTION

On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company, Inc. (NBC) and Vivendi Universal Entertainment LLLP (VUE) to form NBC Universal. This transaction, subject to customary approvals from various regulatory agencies, was completed on May 11, 2004. It resulted in the divestiture of 80% of Vivendi Universal’s interest in VUE and a concurrent acquisition of a 20% interest in NBC resulting in Vivendi Universal retaining a 20% voting interest and an 18.47% ownership interest in NBC Universal (NBCU), as presented in the following organizational chart:

(*) Before the closing of the NBC-Universal transaction, Vivendi Universal exercised its call option on Barry Diller’s 1.5% stake in VUE for $275 million.

From May 12, 2004, Vivendi Universal ceased to consolidate VUE and accounts for its stake in NBCU using the equity method. VUE’s assets divested through the transaction include Universal Pictures Group, Universal Television Group, Universal Studios Networks and interests in five theme parks.

As part of the NBC-Universal transaction, GE paid on May 11, 2004, to Universal Studios Holding Corp. approximately $3,650 million of cash consideration. Vivendi Universal (i) was responsible for the cost of the defeasance of covenants of the VUE Class A preferred interests, (ii) is responsible for the net costs of the dividends on the VUE Class B preferred interests, and (iii) will receive from NBC Universal (NBCU), when VUE Class B preferred interests will be reimbursed, the potential after tax economic benefit related to the divestiture of the 56.6 million shares of InterActiveCorp stock transferred to NBCU (above $40.82 per share). Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, retained businesses and liabilities, the divestiture of certain businesses and other matters customary for a transaction of this type. These commitments are described in note 13 Commitments and Contingencies to the unaudited consolidated financial statements of Vivendi Universal, included in the half year report ended June 30, 200426.

26       Filed with the S.E.C. on a Form 6-K on September 16, 2004 and reported in the update of the 2003 “Document de Référence” filed with the A.M.F. on October 11, 2004.

Unaudited, French GAAP Basis

     2.1. Deconsolidation of VUE

          2.1.1. Contribution of VUE to the Consolidated Statements of Income and of Cash Flows

	Nine months
	ended	Year ended
	September 30,	December 31,
(In millions of euros)	2004(a)	2003
Consolidated Statement of Income:
Revenues	€2,327	€6,022
Operating income	337	931
Financing and other expenses, net	(80)	(350)
Gain on businesses sold, net of provisions, and other	28	18
Net loss	€62	€(133)

Consolidated Statement of Cash Flows
Net cash provided by operating activities	€400	€738
Net cash provided by (used for) investing activities	(1,647)	127
Net cash provided by (used for) financing activities	1,077	(791)
Foreign currency translation adjustment	47	(19)

Total cash flows	€(123)	€55

(a)	Contribution of VUE from January 1, 2004 to May 11, 2004, when this entity was deconsolidated.

Unaudited, French GAAP Basis

          2.1.2. Unaudited condensed pro forma Statement of Financial Position as of December 31, 2003

The following unaudited condensed pro forma statement of financial position has been prepared assuming that the deconsolidation of VUE occurred on December 31, 2003. It is not necessarily indicative of the actual results of operations which would have occurred had the deconsolidation occurred on that date, nor are they necessarily indicative of future financial position. The following unaudited condensed pro forma statement of financial position does not give effect of the acquisition of 20% interest in NBC.

	Year ended December 31, 2003
	(French GAAP, Unaudited)
		Deconsolidation
	Reported	of VUE	Pro forma
(In millions of euros)
Assets
Goodwill, net	€17,789	€(6,203)	€11,586
Other intangible assets, net	11,778	(4,770)	7,008
Property, plant and equipment, net	6,365	(1,042)	5,323
Investments accounted for using the equity method	1,083	5,469	6,552
Other investments	3,549	(827)	2,722
Total long-term assets	40,564	(7,373)	33,191
Inventories and work-in-progress	744	(209)	535
Accounts receivable	8,809	(2,384)	6,425
Deferred tax assets	1,546	(56)	1,490
Short-term loans receivable	140	(1)	139
Marketable securities	259	—	259
Cash and cash equivalents	2,858	2,807	5,665
Total current assets	14,356	157	14,513
TOTAL ASSETS	€54,920	€(7,216)	€47,704
Shareholder’s Equity and Liabilities
Total shareholder’s equity	11,923	917	12,840
Minority interests	4,929	(952)	3,977
Other Equity	1,000	—	1,000
Deferred income	560	(97)	463
Provision	2,294	(49)	2,245
Long-term debt	9,621	(213)	9,408
Other non-current liabilities and accrued expenses	2,407	(799)	1,608
	32,734	(1,193)	31,541
Accounts payable	12,261	(1,880)	10,381
Deferred taxes liabilities	5,123	(1,661)	3,462
Bank overdrafts and other short-term borrowings	4,802	(2,482)	2,320
Total current liabilities	22,186	(6,023)	16,163
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	€54,920	€(7,216)	€47,704

          2.1.3. Impact on net income (loss) of the divestiture of 80% of Vivendi Universal’s interests in VUE

At May 11, 2004, the fair value of VUE denominated in US dollars, as per the NBC Universal Agreement, exceeded its carrying value also denominated in US dollars. Thus, the divestiture of 80% of Vivendi Universal’s interests in VUE generated a before tax capital gain of $718 million, as presented in the table below. However, due to the evolution of the US dollar/euro exchange rate through the transaction date (1.1876 USD = 1 EUR) since the date of Vivendi Universal’s acquisition of Universal Studios in December 2000 (0.89 USD = 1 EUR) and the date of Vivendi Universal’s acquisition of the entertainment assets of IAC in May 2002 (0.9125 USD = 1 EUR), a cumulative foreign currency loss was recorded as a reduction of shareholders’ equity through the currency translation adjustment account. Upon closing of the transaction, Vivendi Universal reclassified a pro-rata portion of this cumulative translation adjustment related to its investment in VUE to net income. The related foreign currency loss, i.e. €2,105 million, reduced net income but did not impact either shareholders’ equity or the cash position of Vivendi Universal.

Unaudited, French GAAP Basis

Net loss from the divestiture of 80% of Vivendi Universal’s interests in VUE is presented in the following table:

			Total		Vivendi Universal's share (a)
			In millions	In millions of	In millions of	In millions of
			of dollars	euros	dollars	euros
Consideration received			3,650	3,073	3,370	2,838
Fair value of received interest in NBC	(b	)	5,854	4,929	5,406	4,552

			9,504	8,002	8,776	7,390
Carrying value of the divested assets			(6,686)	(5,630)	(6,686)	(5,630)
Cost of the defeasance of covenants of the VUE Class A preferred interests	(c	)	(780)	(657)	(720)	(607)
Net costs of the dividends on the VUE Class B preferred interests	(d	)	(354)	(298)	(327)	(275)
Other costs	(e	)	(352)	(290)	(325)	(268)

Transaction income before taxes			1,332	1,127	718	610
Taxes			(297)	(250)	(290)	(244)

Transaction income after taxes			1,035	877	428	366
Foreign currency translation adjustment reclassified to net income						(2,105)

Transaction loss, net						(1,739)

(a)	After minority interests who indirectly held 7.7% of VUE’s interests. Their equity in the transaction income amounted to €511 million.

(b)	Under the terms of the NBC-Universal transaction, the fair value of NBCU was approximately $42 billion, of which approximately $29 billion for NBC.

(c)	Vivendi Universal issued a promissory note to USI, a subsidiary of NBCU, to reimburse 94.56% of the costs borne by NBCU in connection with the defeasance of covenants of the VUE Class A preferred interests. Please refer to note 7 “Financial net debt”.

(d)	Net present value of after tax dividends of 3.6% per annum which will be paid to InterActiveCorp. This liability is recorded in “other non-current liabilities and accrued expenses”.

(e)	Includes a loss of $42 million[27], related to the exercise by Vivendi Universal of its call option on Barry Diller’s 1.5% stake in VUE for $275 million. These costs also include expenses related to pensions, stock based compensations and other compensations (approximately -$116 million27) as well as transaction costs (approximately -$109 million27).

     2.2. Accounting for NBC Universal (NBCU) using the equity method

Upon closing of the transaction, Vivendi Universal holds 20% of NBCU’s voting rights through its subsidiary Universal Studio Holding Corp. (USH), which is held at 92.3% by Vivendi Universal and at 7.7% by Matsushita Electronic, Inc. Vivendi Universal’s ownership interest in NBCU is 18.47%. Vivendi Universal holds three out of fifteen seats on the Board of Directors of NBCU.

This interest which results from the combination of Vivendi Universal’s historical stake of 20%28 in VUE and of a 20%28 stake in NBC acquired at fair value, has been accounted for using the equity method since May 12, 2004.
The cost of acquisition related to the NBC 20% interest received by USH, corresponded to the fair value of this investment according to the NBC Universal Agreement, that was €4,929 million ($5,854 million). The value of the net assets acquired in NBC was €634 million ($754 million).
To the extent of the 20% interest acquired in NBC through this transaction, Vivendi Universal has completed a preliminary allocation of the purchase price, which is presented in the following table:

20% interest
(In millions of euros)	in NBC
Net assets acquired (20% interest)	€634
Identifiable intangible assets (definite life)	157
Deferred tax liabilities , net	(85)
Other, net	54
Goodwill amortized	4,169

Purchase price	€4,929

[27] After minority interests.
[28] Before USH’s minority interests.

Unaudited, French GAAP Basis

The excess of the total consideration exchanged over the fair value of net assets acquired was recorded as goodwill, which is amortized on a straight-line basis over a 40-year period starting on May 12, 2004.

NOTE 3. GOODWILL

     3.1. Changes in goodwill

				Goodwill,	Accumulated	Goodwill,
(In millions of euros)	Note			Gross	Amortization	Net
Balance at December 31, 2003				€41,161	€(23,372)	17,789
Divestiture of 80% of VUE	2	(a	)	(12,486)	7,229	(5,257)
Acquisition of 20% of NBC	2	(a	)	4,169	—	4,169
Divestiture of Sportfive				(200)	200	—
Divestiture of Kencell				(37)	37	—
Divestiture of Canal+ Nederland				(582)	582	—
Abandonment of Internet operations				(371)	369	(2)
Divestiture of Atica & Scipione				(55)	17	(38)
Divestiture of Monaco Telecom				(108)	25	(83)
Amortization		(b	)	—	(412)	(412)
Impairment losses		(c	)	—	(14)	(14)
Foreign currency translation adjustment and other				1,065	(441)	624

Balance at September 30, 2004				€32,556	€(15,780)	€16,776

(a)	Resulting from the divestiture of 80% of VUE, the goodwill, net related to Vivendi Universal’s residual 20% interest in VUE (i.e. €1,348 million) was reclassified to goodwill and aggregated to the goodwill resulting from the investment in NBC. As at May 12, 2004, goodwill (gross) on Vivendi Universal’s stake in NBC Universal amounted to €5,517 million. It has been amortized over 40 years since that date.

(b)	It is a convention to present the amortization expenses incurred during the period on this line.

(c)	These impairment losses have been recorded mainly by Canal+ Group. They were mainly recognized in connection with divestitures of some subsidiaries and with the mark-to-market of additional interests acquired in some subsidiaries following the exercise of put options by minority shareholders.

     3.2. Impairment test

In 2001, 2002 and 2003, due to the continued deterioration of the economy, as well as the decline in value of media and telecom assets since the merger of Vivendi, Seagram and Canal+, combined with the impact of higher debt costs, the Company recorded impairment losses of €13.5 billion for the year ended December 31, 2001, €18.4 billion for the year ended December 31, 2002 and €1.8 billion for the year ended December 31, 2003.

As consistently done since the end of 2001, and in accordance with the recommendation of the A.M.F., Vivendi Universal re-assessed, with the assistance of an independent third-party appraiser, the events as at June 30, 2004 that could indicate a potential reduction in the value of the reporting units. In respect of Canal+ Group, UMG, SFR and Maroc Telecom, Vivendi Universal concluded there were no triggering events that would indicate any reduction in the value of these reporting units compared to December 31, 2003.

In respect of Vivendi Universal Games (VUG), due to the change of executive management, which started to implement a new strategy, and due to operating losses over the period, mainly resulting from the accounting for non recurring costs related to the restructuring started during the first half of 2004, Vivendi Universal’s management, with the assistance of an independent third-party appraiser, has identified triggering events of a possible reduction in the value of this reporting unit. Nonetheless, when taking into consideration (i) the operating developments expected during the second half of 2004 and in 2005 (in particular the launch of World of Warcraft), (ii) the expected impact of reorganizing and restructuring measures already implemented and (iii) the importance of the assets depreciations recorded over the period, management considers that VUG’s carrying value is lower than its fair value.

The revision of the reporting units’ business plan taking place in the fourth quarter of 2004 will enable the management of the Company to re-assess the value of each reporting unit at such time and determine whether any impairment has occurred. Vivendi Universal will then perform its annual impairment review during the fourth quarter of 2004.

Unaudited, French GAAP Basis

NOTE 4. SHAREHOLDERS’ EQUITY

The number of outstanding common shares was 1,072,559,339 as of September 30, 2004 compared with 1,071,518,691 as of December 31, 2003. Each common share, excluding treasury shares, has one voting right. The common shares may be held in registered or bearer form, at the option of the shareholder. The number of outstanding voting rights was 1,071,347,033 as at September 30, 2004 compared with 1,071,438,555 as of December 31, 2003.

     4.1. Goodwill recorded as a reduction of shareholders’ equity

Vivendi Universal previously recorded goodwill as a reduction of shareholders’ equity in accordance with recommendations made by the A.M.F. in 1988 that are no longer in effect. This was done, in particular, in connection with the mergers with Havas and Pathé in 1998 and 1999, the acquisition of US Filter and an additional investment in Canal+ Group in 1999. In accordance with the applicable recommendation of the A.M.F., Vivendi Universal has accounted, throughout the following fiscal years, for notional goodwill amortization which had no impact on the consolidated income nor on the shareholders’ equity.
After notional straight-line amortization and the cumulative notional goodwill impairment losses recognized since 2001 (i.e. €1.9 billion), net goodwill recorded as a reduction of shareholders’ equity is nil since December 31, 2003.

     4.2. Bonds exchangeable and convertible into Vivendi Universal shares (OCEANE)

			September 30,	December 31
(In number of shares)			2004	2003
Bonds exchangeable and convertible into Vivendi Universal shares (OCEANE) (January 2005)	(a	)	16,654,225	16,654,225
Notes mandatorily redeemable for new shares of Vivendi Universal (November 2005)	(b	)	78,672,470	78,675,630
Exchangeable bonds issued in connection with the merger of Vivendi and Seagram in respect to Seagram’s former stock subscription plans granted to officers, management and employees			21,560,201	23,389,853
Stock options (subscription plans)			26,859,951	19,193,741

Total potential dilutive effect			143,746,847	137,913,449

(a)	In April 1999, Veolia Environnement[29], a then wholly-owned subsidiary of Vivendi Universal, issued 10,516,606 convertible and exchangeable bonds (OCEANE) to the public for an aggregate amount of €2,850 million that mature in January 2005 (i.e. €271 per bond). Upon the IPO of Veolia Environnement in July 2000, some of the bonds were converted into Veolia Environnement shares. The outstanding bonds are now only convertible or exchangeable into Vivendi Universal shares (which may be treasury or newly-issued shares), at the option of the bondholders, or payable in cash at the maturity date. As at September 30, 2004, 5,331,058 bonds were outstanding and exchangeable with a ratio of 3.124 shares (i.e. the corresponding share strike price amounts to €86.75).

(b)	Should the bondholders have called for redemption of the bonds at September 30, 2004, they would have received 71,186,192 shares. Please refer to note 6 “Other equity”.

[29]	This company has been accounted for using the equity method since December 31, 2002.

NOTE 5. MINORITY INTERESTS

			September 30,	December 31,
(In millions of euros)			2004	2003
Opening balance			€4,929	€5,497
Changes in consolidation scope	(a	)	(1,496)	(622)
Minority interests in earnings of consolidated subsidiaries	(b	)	806	1,212
Minority interests in earnings of the divestiture of 80% of VUE	(c	)	511	—
Dividends paid by consolidated subsidiaries	(d	)	(1,651)	(737)
Foreign currency translation adjustment			26	(443)
Other changes			(2)	22

Closing balance			€3,123	€4,929

(a)	For the first nine months of 2004, includes a -€1,492 million variation related to the divestiture of 80% of VUE. In 2003, includes a
-€819 million variation related to the acquisition of BT Group’s 26% interest in SFR.

(b)	Mainly concerns minority interests in SFR Cegetel Group and in Maroc Telecom.

(c)	Please refer to note 2 “NBC-Universal transaction”.

(d)	For the first nine months of 2004, mainly concerns cash dividends distributed by SFR (€1,272 million) and by Maroc Telecom (€303 million) to their minority shareholders.

Unaudited, French GAAP Basis

NOTE 6. OTHER EQUITY: NOTES MANDATORILY REDEEMABLE IN NEW SHARES OF VIVENDI UNIVERSAL

In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of €1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one bond. The bonds bear interest at 8.25% per annum. The total amount of discounted interest was paid to the bondholders on November 28, 2002, for an amount of €233 million30. The bondholders can call for redemption of the bonds in new shares at any time since May 26, 2003, at the minimum redemption rate of 1 – (annual rate of interest x outstanding bond lifetime in years). Only new shares can be used for reimbursement, and the holders would have the same rights as the shareholders if Vivendi Universal goes into receivership. As a consequence, the notes are classified in other equity in accordance with French GAAP. As at September 30, 2004, 78,672,470 bonds were outstanding.

NOTE 7. FINANCIAL NET DEBT

Vivendi Universal considers the non-GAAP measure called financial net debt to be an important indicator measuring the Company’s indebtedness. Financial net debt is calculated as a sum of long-term debt and bank overdrafts and short-term borrowings less cash and cash equivalents, in each case, as reported on Vivendi Universal’s Consolidated Statement of Financial Position. Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal’s debt and cash position reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with generally accepted accounting principles. Vivendi Universal’s management uses financial net debt for reporting and planning purposes, as well as to comply with certain of Vivendi Universal’s debt covenants.

     7.1. Financial net debt as of September 30, 2004

	September 30, 2004
				Bank Overdrafts and Other Short-Term Borrowings

(In millions of euros)			Long-Term Debt	Current Portion of Long-Term Debt			Other Short- Term Debt			Total Short- Term Debt	Total
Promissory note to USI	(a	)	€635	€—			€2			€2	€637
SFR securitization program	(b	)	—	—			472			472	472
Capital leases	(c	)	458	—			—			—	458

Total secured debt	(d	)	€1,093	€—			€474			€474	€1,567

SFR €1.2 billion revolving credit facility (July 2009)	(e	)	320	—			—			—	320
SFR Treasury Bills			—	—			383			383	383
Other	(f	)	286	4			297			301	587

Total unsecured subsidiaries’ debt			€606	€4			€680	(k	)	€684	€1,290

€2.5 billion multicurrency credit facility	(g	)	—	—			199			199	199
€700 million floating notes (July 2007)	(h	)	700	—			4			4	704
Senior notes 9.25% - 9.5% (2010)	(i	)	39	—	(j	)	2			2	41
Senior notes 6.25% (2008)	(i	)	364	—	(j	)	5			5	369
Vinci exchangeable 1% (March 2006)			527	—	(j	)	3			3	530
Sogecable exchangeable 1.75% (October 2008)			605	—	(j	)	8			8	613
Treasury Bills			—	—			326	(k	)	326	326
Other	(f	)	753	186			172	(k	)	358	1,111

Total other unsecured debt			€2,988	€186			€719			€905	€3,893

Gross debt			€4,687	€190			€1,873			€2,063	€6,750

Cash and cash equivalents											(1,231)

Financial net debt											€5,519

[30]	These interests have been capitalized and are amortized until maturity.

Unaudited, French GAAP Basis

(a)	Vivendi Universal issued a promissory note to USI, subsidiary of NBCU, to reimburse 94.56% of the costs borne by NBCU for the defeasance of covenants of the VUE Class A preferred interests. The note has a maximum three-year maturity and is collaterized by a pledge on Vivendi Universal’s NBC Universal shares in an amount equal to 125% of the value of the promissory note.

(b)	On May 11, 2004, SFR Cegetel Group set up two five-year receivable securitization contracts with a financial institution for an amount of €350 million for SFR-SRR and of €55 million for Cegetel S.A.S., net of subordinated deposits, in the form of cash collaterals, made as lender guarantees. On September 30, 2004, the total amount of deposits made by SFR and Cegetel S.A.S. was €83 million. The financings bear interest at a rate corresponding to the issuance rate of the treasury bills issued through the securitization’s vehicle or to EURIBOR, on top of which there are fees customary for this type of transaction (subrogation fees, commitments fees and agent fees).

(c)	Finance lease agreements that may include a purchase option in favor of the lessee (French “crédit bail” contracts), also include various rental guarantees relating to real estate defeasance transactions. The increase of this line compared with December 31, 2003 is related to the application of CRC Rule 04-03 issued on May 4, 2004: since January 1, 2004, Vivendi Universal has fully consolidated Special Purpose Vehicles used for the defeasance of certain real estate assets. This consolidation resulted in an increase of long term debt of €328 million as of September 30, 2004. Please refer to note 1 “Summary of significant accounting policies and practices”.

(d)	The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors’ assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(e)	On July 15, 2004, SFR set up a revolving credit facility with a five-year maturity for a total amount of €1.2 billion. The facility bears interest at EURIBOR plus a margin of 0.235% per annum.

(f)	Comprised of numerous individual items (of which bonds of €617 million and other financial long-term debt of €422 million) for a total of €760 million in fixed interest rate debt with interest rates ranging from 0% to 8.67%, maturing from 2006 to 2040 and €279 million in variable interest rate debt with interest rates ranging from EURIBOR 3 months -0.27% to EURIBOR 3 months +0.60%, maturing from 2006 to 2009.

(g)	Vivendi Universal has entered into a €2.7 billion unsecured multicurrency credit facility dated as of February 25, 2004, with a group of lenders. This facility, with a five-year maturity, has been available since the closing of the NBC-Universal transaction. It was reduced to €2.5 billion by an amendment on July 30, 2004.

(h)	On July 12, 2004, Vivendi Universal issued €700 million floating notes due in July 2007 at an issue price of 99.854%. The notes bear interest at the three month EURIBOR rate plus a margin of 0.55%. Interests are payable annually in arrear on July 12 of each year. Unless previously redeemed or purchased and cancelled, the notes will be redeemed on maturity date in cash at their principal amount (€1,000 per bond).

(i)	On May 25, 2004, Vivendi Universal launched a tender offer to purchase €1 billion in aggregate principal amount of the euro-denominated 9.50% Senior Notes (or High Yield Notes) and the dollar-denominated 9.25% Senior Notes and the 6.25% Senior Notes denominated in euros and U.S. dollars. Then, this offer was amended and its size was increased to €2.4 billion in aggregate cash consideration. On June 29, 2004, it terminated with a tender rate of 96.4% for the 9.50% and 9.25% Senior Notes and a tender rate of 72.0% for the 6.25% Senior Notes, for an aggregate cash consideration of approximately €2.3 billion (including accrued interests and the premium paid to bondholders).

(j)	Corresponds to accrued interests.

(k)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €842 million is fixed interest rate debt with interest rates ranging from 0% to 9% and €526 million is variable interest rate debt with interest rates of EURIBOR 3 months -0.03% and EURIBOR 1 month +0.60%.

Unaudited, French GAAP Basis

     7.2. Financial net debt as of December 31, 2003

	December 31, 2003
				Bank Overdrafts and Other Short-Term
				Borrowings
			Long-Term	Current							Total
			Debt	Portion of			Other Short-			Total Short-
				Long-Term			Term Debt			Term Debt
(In millions of euros)				Debt
€3 billion multicurrency revolving credit facility	(a	)	€—	€—			€992			€992	€992
€2.5 billion dual currency facility	(a	)	1,000	—			—			—	1,000
VUE securitization program	(b	)	602	—			—			—	602
VUE — $920 million loan agreement	(b	)	739	—			—			—	739
Capital leases			196	—			—			—	196
Other secured debt	(d	)	194	—			2			2	196

Total secured debt	(c	)	€2,731	€—			€994			€994	€3,725

VUE class A and B preferred interests	(b	)(e)	2,097	—			—			—	2,097
Other	(d	)	360	624			520			1,144	1,504

Total unsecured subsidiaries’ debt			€2,457	€624			€520			€1,144	€3,601

Senior notes 9.25% - 9.5% (2010)			1,076	—	(h	)	41			41	1,117
Senior notes 6.25% (2008)			1,283	—	(h	)	48			48	1,331
Veolia Environnement exchangeable 2% (March 2006)	(f	)	28	—	(h	)	—			—	28
Vivendi Universal convertible 1.25% (OCEANE — January 2004)	(g	)	—	1,699	(h	)	21			1,720	1,720
Vinci exchangeable 1% (March 2006)			527	—	(h	)	4			4	531
Sogecable exchangeable 1.75% (October 2008)			605	—	(h	)	2			2	607
Other	(d	)	914	748			101			849	1,763

Total other unsecured debt			€4,433	€2,447			€217			€2,664	€7,097

Gross debt			€9,621	€3,071			€1,731	(i	)	€4,802	€14,423

Cash and cash equivalents											(2,858)

Financial net debt											€11,565

(a)	Facilities reimbursed and terminated on May 11, 2004.

(b)	Debt deconsolidated on May 11, 2004, following the closing of the NBC-Universal transaction that resulted in the divestiture of 80% of Vivendi Universal’s interests in VUE.

(c)	The debt is considered as secured whenever the creditor(s) of the debt is/are backed by (i) a pledge on the borrower and/or its guarantors’ assets and/or (ii) guarantees provided by the borrower and/or its guarantors.

(d)	Comprised of numerous individual items (of which bonds of €742 million and other financial long-term debt of €681 million) for a total of €781 million in fixed interest rate debt with interest rates ranging from 0% to 9.25%, maturing from 2005 to 2040 and €642 million in variable interest rate debt with interest rates ranging from EURIBOR 3 months -0.27% to LIBOR GBP 6 months +2.25%, maturing from 2005 to 2009.

(e)	In May 2002, Vivendi Universal acquired the entertainment assets of InterActiveCorp. Following this transaction, IAC received VUE class A and class B preferred interests, the liquidation amount of which was $750 million and $1.75 billion, respectively, (the latter being exchangeable for up to 56.6 million IAC shares, via put and call options agreed between Vivendi Universal and IAC). These preferred interests have the following characteristics:

•	class A preferred interests: Paid-In-Kind (PIK) interest at 5% per year; maturity on the 20th anniversary of the closing (i.e. May 2022).

•	class B preferred interests: dividends at 3.6% per annum and PIK accretion at 1.4% per annum; exchangeable on Vivendi Universal’s or IAC’s initiative after 20 years. These preferred interests have been transferred to NBC Universal in May 2004 (please refer to note 2 “NBC-Universal transaction”).

(f)	Following the exercise of a put option by investors in March 2003, Vivendi Universal reimbursed most of these bonds exchangeable in Veolia Environnement shares for a total cost of €1.8 billion.

(g)	As at December 31, 2003, 6,023,946 bonds were outstanding. They were fully repaid in cash in January 2004.

(h)	Corresponds to accrued interests.

Unaudited, French GAAP Basis

(i)	Bank overdrafts and other short-term borrowings are comprised of numerous individual items. Of the total, €3,424 million is fixed interest rate debt with interest rates ranging from 0% to 9% and €1,378 million is variable interest rate debt with interest rates of EURIBOR 3 months -0.3% and LIBOR USD 1 year +8%.

     7.3. Supplemental information regarding long-term debt

	September 30,	December 31,
(In millions of euros)	2004	2003
Total long-term debt detailed by:
Currency:
Euros	€3,778	€4,262
U.S. dollars	897	5,154
British pound	—	205
Other	12	—

Total	€4,687	€9,621

Maturity:
Due between one and two years	€1,266	€473
Due between two and five years	3,268	5,800
Due after five years	153	3,348

Total	€4,687	€9,621

NOTE 8. OTHER FINANCIAL EXPENSES, NET OF PROVISIONS

	Nine months ended September 30, 2004
			Financial
		Financial	provisions,
		(expense)/	(accrual)/
(In millions of euros)	Note	income	reversal	Net
Divestiture of VIVA Media shares		€26	€—	€26
Provision on SNCF put option on Cegetel S.A.S		—	(35)	(35)
Mark-to-market of DuPont shares		—	(42)	(42)
Amortization of deferred financial charges		(66)	—	(66)
Cost related to the redemption of Senior Notes	7	(303)	—	(303)
Other, net		(17)	11	(6)

		€(360)	€(66)	€(426)

			Nine months ended September 30, 2003
				Financial
			Financial	provisions,
			(expense)/	(accrual)/
(In millions of euros)			income	reversal	Net
Sale of InterActiveCorp warrants			€(329)	€454	€125
Termination of LineInvest total return swap	(a	)	—	97	97
Sale of impaired investment in Softbank Capital Partners			29	—	29
Settlement of put options on treasury shares			(104)	104	—
Premiums paid as part of Veolia Environnement and BSkyB exchangeable bond redemption			(102)	102	—
Mark-to-market of various call options			—	(26)	(26)
Sale of Vinci call options			(39)	13	(26)
Fees related to the implementation of the refinancing plan			(41)	—	(41)
Mark-to-market of interest rate swaps			—	(57)	(57)
Mark-to-market of various investments			—	(73)	(73)
Amortization of deferred financial charges			—	(180)	(180)
Foreign exchange losses			(193)	—	(193)
Other, net			33	(27)	6

			€(746)	€407	€(339)

(a)	Reversal of the provision accrued in 2002 to cover the market risk under the terms of the total return swap agreed with LineInvest in the case of payment by AOL Time Warner in its own shares in connection with the sale of certain preferred shares of AOL Europe held by Vivendi Universal in 2001.

Unaudited, French GAAP Basis

NOTE 9. GAIN (LOSS) ON BUSINESSES SOLD, NET OF PROVISIONS, AND OTHER

		Income / (Expense)
			Provision
			(accrual)/
Nine months ended September 30, 2004	Note	Gross	reversal	Net
		(In millions of euros)
Divestiture of 80% of VUE	2	€(1,739)	€—	€(1,739)
Other impacts related to balance-sheet adjustments related to the NBC-Universal transaction (a)		(99)	—	(99)
Gain on other businesses sold, net of provisions		121	60	181
Sportfive		24	15	39
Kencell		45	(7)	38
Abandonment of Internet operations		—	34	34
Monaco Telecom		26	(5)	21
“Flux-divertissement” business of StudioExpand		15	—	15
Atica & Scipione		(8)	—	(8)
Canal+ Nederland		10	(13)	(3)
Other		9	36	45

		€(1,717)	€60	€(1,657)

(a) This loss has no cash impact.

Income/
(Expense)
Nine months ended September 30, 2003	Net
Gain on businesses sold, net of provisions	(In millions of euros)
Telepiù	€220
Consumer Press Division	104
Sogecable (dilution)	72
Comareg	42
Other international telecom assets	36
Internet subsidiaries	34
Canal+ Technologies	21
Other	(48)

€481

NOTE 10. INCOME TAXES

     10.1. Consolidated Global Profit Tax System

On December 23, 2003, Vivendi Universal applied to the Ministry of Finance for permission to use the Consolidated Global Profit Tax System under Article 209 quinquies of the French tax code. This request has been granted to Vivendi Universal through an order dated on August 22, 2004, and notified on August 23, 2004, for a five-year period beginning with the taxable year 2004, which could be extended. Vivendi Universal is thus entitled to consolidate its own profits and losses (including its tax loss carry forwards as of December 31, 2003) with the profits and losses of its subsidiaries operating within and outside France. Subsidiaries in which Vivendi Universal owns at least 50% of the outstanding shares, as well as Canal+ S.A., are part of this consolidation, and would include, but not be limited to Universal Music Group, Vivendi Universal Games, CanalSatellite, SFR etc. French finance legislation for 2004 providing for unlimited carry forward of existing ordinary losses at December 31, 2003, the combining of this arrangement with Vivendi Universal’s permission to use the Consolidated Global Profit Tax System enables Vivendi Universal to maintain its capacity to maximize the value of its ordinary losses carried forward.

In the absolute, since Vivendi Universal S.A. reports as a company ordinary losses of €11.3 billion (as of December 31, 2003), Vivendi Universal would be able to make a maximum tax saving of approximately €3.8 billion (undiscounted value), at current corporate tax rate (excluding additional contributions) at the end of the period allotted for the use of its losses. Nonetheless, the period allotted for the use of the losses can not be determined precisely enough given the hazard associated with any economic activity. As a result, in accordance with the Recommendation 99.R.01 of the “Conseil National de la Comptabilité”, for the closing of its accounts as of September 30, 2004, Vivendi Universal recognized in its estimation of the effective annual tax rate, the expected tax savings from the current year and the following one (on the basis of its 2005 forecast). As a reminder with respect of this specific item, the calculation of the taxes for the period is calculated on the basis of the estimated, effective, annual tax rate applied to the pre-tax results of the period, adjusted, if necessary, for any items subjected to a lower tax rate. Nonetheless, by convention and in the expectation of the submission of Vivendi Universal’s first consolidated fiscal income in 2005, the tax expense generated over the current period mainly results from the recognition of the profit generated by the French subsidiaries included in the scope of consolidation.

Unaudited, French GAAP Basis

As of September 30, 2004, the impact on the effective annual tax rate of the recognition of the effects of this agreement corresponds to a tax saving of €750 million. In full year 2004 financial statements, this agreement should lead to a one billion tax saving out of which approximately 50% will be recognized as a deferred tax asset for the tax saving expected in 2005.

     10.2. Effective income tax rate

The reconciliation of the French statutory tax rate to Vivendi Universal’s effective income tax rate is as follows:

			Nine months ended September 30,
(in millions of euros, except %)			2004	2003
Net loss			€(1,082)	€(501)
Add back
Income tax expense			244	845
Minority interests			806	777

Net income (loss) before income tax expense and minority interests			€(32)	€1,121

French statutory tax rate			35.4%	35.4%
Theoretical income tax expense based on French statutory tax rate			11	(397)
Reconciliation from theoretical to effective income tax expense:
Tax savings related to the Consolidated Global Profit Tax System			750	—
Foreign currency translation adjustment on the divestiture of 80% of VUE	(a	)	(745)	—
Tax losses			(167)	(212)
Nondeductible goodwill amortization and impairment losses			(153)	(278)
Equity in (losses) earnings of unconsolidated companies	(b	)	66	(98)
Long-term capital gains (losses) taxed at reduced tax rate			9	35
Other, net			(15)	105

Effective income tax expense			€(244)	€(845)

Effective income tax rate			-762.5%	75.4%

(a)	Please refer to note 2 “NBC-Universal transaction”.

(b)	In 2003, includes the equity loss in Veolia Environnement impairment.

     10.3. Components of deferred taxes assets and liabilities

			September	December
(In millions of euros)			30, 2004	31, 2003	Change
Deferred tax assets
Tax losses carried forward	(a	)	€9,166	€9,016	€150
Purchase accounting depreciation	(b	)	674	1,278	(604)
Other temporary differences			994	728	266

Gross deferred tax assets			10,834	11,022	(188)
Depreciations	(c	)	(9,115)	(9,476)	361

Total deferred tax assets			€1,719	€1,546	€173

Deferred tax liabilities
Purchase accounting revaluation of assets	(b	)(d)	1,146	2,530	(1,384)
DuPont share redemption	(e	)	1,289	1,271	18
Spirit and wine sale			675	669	6
Other			546	653	(107)

Total deferred tax liabilities			€3,656	€5,123	€(1,467)

Net deferred tax liabilities			€1,937	€3,577	€(1,640)

(a)	As of September 30, 2004, Vivendi Universal had €13.3 billion in losses to carry forward at the tax rate due on regular income (unlimited carry forward, including €11.9 billion for Vivendi Universal S.A.’s fiscal group versus €11.3 billion as of December 31, 2003) and €20.0 billion in long-term capital losses to carry forward at a reduced capital gain tax rate (10 years carry forward limitation). The latter mainly related to valuation allowances accrued in respect to investments.

Unaudited, French GAAP Basis

(b)	The decrease as at September 30, 2004 primarily results from the deconsolidation of VUE as of May 11, 2004.

(c)	Estimated according to recovery prospects. Following its admission to the Consolidated Global Profit Tax System, Vivendi Universal accrued a provision reversal of €750 million over the first nine months of 2004 (please refer to the above paragraph 10.1).

(d)	These tax liabilities are triggered when related assets will be divested.

(e)	The increase as at September 30, 2004 relates to foreign currency translation adjustment. The treatment of deferred taxes reported by Seagram in 1995 as regards the DuPont share redemption is being challenged by the US Internal Revenue Service (please refer to the paragraph 13.2 Litigations).

The years ended December 31, 2001, 2002 and 2003 are subject to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that the settlements will not have a material effect on the results of operations, financial position or liquidity of the company.

NOTE 11. CONSOLIDATED STATEMENT OF CASH FLOWS

     11.1. Depreciation and amortization

	Nine months ended
	September 30,
(In millions of euros)	2004	2003
Depreciation of property, plant and equipment	€879	€998
Amortization of other intangible assets	481	479
Other operating provisions and allowances, net	(43)	—
Goodwill amortization	412	625
Impairment losses	19	161

Total depreciation and amortization	€1,748	€2,263

     11.2. Selected contribution data to consolidated statement of cash flows for the first nine months of 2004

	SFR
	Cegetel	Maroc
(In millions of euros)	Group	Telecom
Net cash provided by operating activities	€2,481	€529
Net cash provided by (used for) investing activities	(615)	(142)
Net cash provided by (used for) financing activities	(2,578)	(481)
Foreign currency translation adjustment	—	4

Change in cash and cash equivalents	€(712)	€(90)

Dividends paid by these subsidiaries to Vivendi Universal	€1,603	€146 (a)

(a) After a 10% deduction at source.

Unaudited, French GAAP Basis

NOTE 12. BUSINESS SEGMENT DATA

Each reportable segment is a business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, marketing and distribution requirements. As at September 30, 2004, Vivendi Universal has two main businesses with different segments: Media with Canal+ Group, Universal Music Group, Vivendi Universal Games and Telecom with SFR Cegetel Group and Maroc Telecom.

On May 11, 2004, Vivendi Universal divested 80% of its interests in Vivendi Universal Entertainment (VUE) and acquired 20% of NBC. The 20% stake in NBC Universal stemming from the combination of this acquisition and of the 20% residual historical interests in VUE, is reported in the Holding & Corporate segment. Management evaluates the performance of these segments and allocates resources to them based on several performance measures. There are no significant intersegment revenues; however, corporate headquarters allocate a portion of its costs to each of the operating segments on a basis consistent with the historical practices of the Company.

Unaudited, French GAAP Basis

12.1.	Consolidated statement of income

		Universal	Vivendi		SFR
	Canal+	Music	Universal		Cegetel	Maroc
(In millions of euros)	Group	Group	Games	Media	Group	Telecom	Telecom
Nine months ended September 30, 2004
Revenues	€2,689	€3,233	€211	€6,133	€6,301	€1,210	€7,511
Operating expenses excl. depreciation	(2,223)	(2,888)	(342)	(5,453)	(3,835)	(516)	(4,351)
Depreciation and amortization	(165)	(233)	(24)	(422)	(653)	(181)	(834)
Other	2	(68)	(30)	(96)	(14)	1	(13)

Operating income (loss)	€303	€44	€(185)	€162	€1,799	€514	€2,313

Nine months ended September 30, 2003
Revenues	€3,184	€3,283	€317	€6,784	€5,553	€1,101	€6,654
Operating expenses excl. depreciation	(2,523)	(3,090)	(357)	(5,970)	(3,462)	(480)	(3,942)
Depreciation and amortization	(203)	(209)	(64)	(476)	(561)	(173)	(734)
Other	(80)	(22)	(6)	(108)	(15)	9	(6)

Operating income (loss)	€378	€(38)	€(110)	€230	€1,515	€457	€1,972

Year ended December 31, 2003
Revenues	€4,158	€4,974	€571	€9,703	€7,574	€1,471	€9,045
Operating expenses excl. depreciation	(3,531)	(4,536)	(661)	(8,728)	(4,875)	(630)	(5,505)
Depreciation and amortization	(282)	(287)	(89)	(658)	(759)	(218)	(977)
Other	(98)	(81)	(22)	(201)	(21)	5	(16)

Operating income (loss)	€247	€70	€(201)	€116	€1,919	€628	€2,547

			Total	Vivendi
	Holding &		Vivendi	Universal	Total
	Corporate		Universal	Entertainment	Vivendi
	(a)	Others (b)	excl. VUE	(c)	Universal
(In millions of euros)
Nine months ended September 30, 2004
Revenues	€-	€123	€13,767	€2,327	€16,094
Operating expenses excl. depreciation	(146)	(94)	(10,044)	(1,909)	(11,953)
Depreciation and amortization	(11)	(28)	(1,295)	(65)	(1,360)
Other	44	(81)	(16)	(97)

Operating income (loss)	€(173)	€45	€2,347	€337	€2,684

Nine months ended September 30, 2003
Revenues	€-	€562	€14,000	€4,267	€18,267
Operating expenses excl. depreciation	(163)	(527)	(10,602)	(3,446)	(14,048)
Depreciation and amortization	(31)	(75)	(1,316)	(161)	(1,477)
Other	(19)	(68)	(201)	32	(169)

Operating income (loss)	€(213)	€(108)	€1,881	€692	€2,573

Year ended December 31, 2003
Revenues	€-	€712	€19,460	€6,022	€25,482
Operating expenses excl. depreciation	(252)	(651)	(15,136)	(4,898)	(20,034)
Depreciation and amortization	(37)	(98)	(1,770)	(207)	(1,977)
Other	(41)	82	(176)	14	(162)

Operating income (loss)	€(330)	€45	€2,378	€931	€3,309

(a)	Holding & Corporate operating expenses are primarily comprised of occupancy costs and compensation and benefits related to corporate employees.

(b)	Includes companies that Vivendi Universal has sold or intends to sell (Publishing and Internet until December 31, 2003 as well as Vivendi Telecom International and Vivendi Valorisation) and the elimination of intercompany transactions.

(c)	Deconsolidated on May 11, 2004.

Unaudited, French GAAP Basis

12.2.	Consolidated statements of financial position and of cash flows

				Universal	Vivendi		SFR
			Canal+	Music	Universal		Cegetel	Maroc
(In millions of euros)			Group	Group	Games	Media	Group	Telecom	Telecom
September 30, 2004
Goodwill			€3,582	€4,094	€44	€7,720	€3,022	€744	€3,766
Other intangible assets			807	2,414	144	3,365	2,478	340	2,818
Investments accounted for using the equity method			32	41	—	73	57	13	70
Total assets			€6,316	€8,351	€533	€15,200	€10,437	€3,504	€13,941
Capital expenditures	(d	)	€109	€32	€11	€152	€616	€158	€774

December 31, 2003
Goodwill			€3,500	€4,114	€50	€7,664	€3,100	€744	€3,844
Other intangible assets			1,410	2,514	149	4,073	2,487	336	2,823
Investments accounted for using the equity method			231	36	—	267	50	—	50
Total assets			€7,762	€9,046	€707	€17,515	€11,285	€3,440	€14,725
Capital expenditures	(d	)	€207	€45	€16	€268	€936	€184	€1,120

					Total	Vivendi
			Holding &		Vivendi	Universal	Total
			Corporate		Universal	Entertainment	Vivendi
(In millions of euros)			(a)	Others (b)	excl. VUE	(c)	Universal
September 30, 2004
Goodwill			€5,284	€6	€16,776	€—	€16,776
Other intangible assets			62	3	6,248	—	6,248
Investments accounted for using the equity method			614	101	858	—	858
Total assets			€10,349	€1,487	€40,977	€—	€40,977
Capital expenditures	(d	)	€3	€25	€954	€53	€1,007

December 31, 2003
Goodwill			€—	€77	€11,585	€6,204	€17,789
Other intangible assets			60	53	7,009	4,769	11,778
Investments accounted for using the equity method			61	2	380	703	1,083
Total assets			€3,646	€2,224	€38,110	€16,810	€54,920
Capital expenditures	(d	)	€1	€43	€1,432	€120	€1,552

(a)	Includes Universal Studios Holding Corp. which holds a 20% stake in NBC Universal.

(b)	Includes companies that Vivendi Universal has sold or intends to sell (Publishing and Internet until December 31, 2003 as well as Vivendi Telecom International and Vivendi Valorisation).

(c)	Deconsolidated on May 11, 2004.

(d)	Corresponds to the purchase of tangible and intangible assets.

Unaudited, French GAAP Basis

NOTE 13. COMMITMENTS, CONTINGENCIES AND LITIGATION

13.1.	Commitments and contingencies

Vivendi Universal and its subsidiaries have various contractual obligations, commercial commitments and contingent liabilities assumed in the normal course of business, including sports rights, broadcasting rights, creative talent and employment agreements, lease obligations, and performance guarantees, among others. In addition, Vivendi Universal and its subsidiaries have entered into various guarantees or other agreements pursuant to which they have contingent liabilities not recorded as liabilities in the consolidated statement of financial position. Commitments and contingencies are detailed in Item 18 - Note 29 Commitments and Contingencies contained in the Company’s Form 20-F for the year ended December 31, 2003 as filed with the S.E.C. on July 1, 2004 as well as in Note 13 Commitments and Contingencies to the unaudited consolidated financial statements of Vivendi Universal, included in the half year report ended June 30, 200431. Since that date, no significant change has taken place as regards specific commitments given.

13.2.	Litigations

Vivendi Universal is subject to various litigations in the normal course of its business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to us and after consultation with counsel, management believes that such litigation should not have a material adverse effect on our financial position or results of operations. A summary of the ongoing litigation against the Company and its update are contained in the Company’s Form 20-F for the year ended December 31, 2003 as filed with the S.E.C. on July 1, 2004. The following paragraphs update those disclosures through November 16, 2004.

Securities Class Action Litigation

« Motion for reconsideration » :

On November 6, 2003, the Court issued an Opinion and Order granting Vivendi Universal motions to dismiss with respect to plaintiffs’ claims under Sections 14 (a) of the Exchange Act and Sections 11 and 12(a) (2) of the Securities Act, but otherwise denying defendants’ motions to dismiss. On April 1, 2004, the Court ruled that the shareholders could not take any legal action on the ground of 1933 Securities Act, Section 14 (a) for alleged false or materially misleading statement or omissions in the Stock Exchange prospectus given jointly by Vivendi Universal and Seagram during the acquisition of Seagram in 2000.

Both plaintiffs and defendants filed motions seeking reconsideration of certain aspects of the Court’s Opinion and Order. By decision dated September 20, 2004, for which he clarified its grounds on October 19, 2004, Judge Holwell rejected the parties’ applications for review.

Discovery and depositions Discovery and depositions proceedings are presently planed. The next hearing in order to determine the organization of this proceedings is scheduled for December 15, 2004.

Investigation by the French Commission des Opérations de Bourse (now Autorité des marchés financiers (A.M.F.))

The Sanction Committee provided Vivendi Universal with its report on July 15, 2004. Vivendi Universal submitted its written response to that report on September 10, 2004.

Oral argument occurred on October 28, 2004, before this Committee, whose date of decision is unknown to date.

[31]	Filed with the S.E.C. on a Form 6-K on September 16, 2004 and reported in the update of the 2003 “Document de Référence” filed with the A.M.F. on October 11, 2004 under number D.04-0491-A02.

Unaudited, French GAAP Basis

Tax Dispute with InterActiveCorp (formerly USA InterActive)

InterActiveCorp (IAC) contends that VUE is supposed to make tax distributions with respect to preferred interests in VUE held by IAC, under certain provisions of the VUE Partnership Agreement. The commitment alleged by IAC, payable over a 20-year period, could represent a present value of approximately $620 million. Should IAC’s interpretation prevail, Vivendi Universal has agreed, as part of the NBC-Universal transaction, to indemnify NBC Universal for this tax distribution liability, up to NBC Universal’s stake in VUE.

On January 30, 2004, IAC filed a motion for judgment on the pleadings. Vivendi Universal opposed that motion and oral arguments on plaintiff’s motion occurred on May 12, 2004.

On June 30, 2004, the Court of Chancery of the State of Delaware granted plaintiffs’ motion for judgment on the pleadings and on August 5, 2004, the said Court entered an order requiring defendant Vivendi Universal Entertainment LLLP to pay plaintiff USANi Sub LLC the sum of $87,663,917 representing two years of tax distributions.

On August 23, 2004, Vivendi Universal filed a notice of appeal with the Supreme Court of the State of Delaware. In connection with this appeal, Vivendi Universal remitted to IAC a letter of credit in the amount of $91,389,633 representing two years of tax distributions plus interest while the appeal is pending.

Vivendi Universal’s appeal brief was filed in October 2004. Oral arguments on plaintiff’s motion should occur at the end of 2004.

Vivendi Universal continues to deny IAC’s allegations and intends to assert its rights and arguments before the Court. Vivendi Universal, as a consequence, believes that it does not need to record any reserve in connection with those allegations.

Tax consequences of the disposal of DuPont shares

In the framework of the Internal Revenue Service’s (I.R.S.) call for payment of tax in the order of $1.5 billion as of April 2003, Vivendi Universal and the I.R.S. have filed their respective conclusions with the U.S. Tax Court.

Disclosure of documents is underway and the matter is to be heard at the Tax Court session which begun on October 26, 2004.

Second arbitration action in Vienna by Deutsche Telekom against Elektrim and Elektrim Telekomunikacja Sp. Z.o.o. (Telco) in December 2000

To date, the Tribunal has not rendered its decision and informed the parties that it will be rendered shortly.

Unaudited, French GAAP Basis